    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1996


                                                      REGISTRATION NO. 333-14965

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               AULT INCORPORATED

             (Exact name of registrant as specified in its charter)
                            ------------------------

          MINNESOTA                        3679                        41-0842932
(State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
             of                 Classification Code Number)        Identification No.)
      incorporation or
        organization)

                            ------------------------

                            7300 BOONE AVENUE NORTH
                           MINNEAPOLIS, MN 55428-1028
                                 (612) 493-1900

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               FREDERICK M. GREEN
                               AULT INCORPORATED
                            7300 BOONE AVENUE NORTH
                           MINNEAPOLIS, MN 55428-1028
                                 (612) 493-1900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                    COPY TO:

       Richard A. Primuth, Esq.                  James C. Diracles, Esq.
     Lindquist & Vennum P.L.L.P.                 Best & Flanagan P.L.L.P.
           4200 IDS Center                        4000 First Bank Place
         80 South 8th Street                     601 Second Avenue South
        Minneapolis, MN 55402                     Minneapolis, MN 55402
            (612) 371-3211                            (612) 339-7121

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the same offering. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               AULT INCORPORATED
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-2 ITEM NUMBER AND CAPTION                                                 LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus Forepart.............  Front Cover Page; Inside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Additional Information; Back
                                                                   Cover Page

       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Cover Page; Prospectus Summary; Rick Factors;
                                                                   Selected Consolidated Financial Data

       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds

       5.  Determination of Offering Price......................  Not applicable

       6.  Dilution.............................................  Not applicable

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Cover Page; Underwriting

       9.  Description of Securities to be Registered...........  Prospectus Summary; Price Range of Common Stock;
                                                                   Dividend Policy; Description of Capital Stock

      10.  Interests of Named Experts and Counsel...............  Legal Matters

      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                   Factors; Price Range of Common Stock; Dividend
                                                                   Policy; Capitalization; Selected Consolidated
                                                                   Financial Data; Management's Discussion and Analysis
                                                                   of Financial Condition and Results of Operations;
                                                                   Business; Management; Principal Stockholders;
                                                                   Consolidated Financial Statements; Description of
                                                                   Capital Stock; Available Information; Incorporation
                                                                   of Certain Documents by Reference

      12.  Incorporation of Certain Information by Reference....  Incorporation of Certain Documents by Reference

      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                     SUBJECT TO COMPLETION OCTOBER 31, 1996


                                1,800,000 SHARES

   [LOGO]
                               AULT INCORPORATED

                                  COMMON STOCK
                                ----------------


    The 1,800,000 shares of Common Stock offered hereby are being sold by Ault Incorporated, a Minnesota corporation ("Ault" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AULT." On October 31, 1996, the last sale price of the Common Stock on the Nasdaq National Market was $8.75 per share. See "Price Range of Common Stock."


                             ---------------------

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                        SEE "RISK FACTORS" ON PAGES 6-9.

                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                Underwriting
                                  Price to      Discounts and    Proceeds to
                                   Public       Commissions(1)   Company(2)
Per Share.....................        $               $               $
Total(3)......................        $               $               $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters and other matters. The Company has also agreed to sell to the Underwriters, for nominal consideration, a five-year warrant to purchase up to 144,900 shares of Common Stock.

(2) Before deducting expenses of the offering estimated at $         .

(3) The Company has granted the Underwriters a 30-day option to purchase up to 270,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $       , $
    and $       , respectively. See "Underwriting."

                             ---------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Principal Financial Securities, Inc. in Dallas, Texas on or about           ,
1996.

PRINCIPAL FINANCIAL SECURITIES, INC.  CRUTTENDEN ROTH
                                                               INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1996

[Photo on center of page depicts, in the foreground clockwise from bottom left, representative examples of Ault's major product categories consisting of a switching power supply, a battery charger, a transformer and a linear power supply.]


    Representative examples of Ault Incorporated's four major product categories are pictured in the foreground, clockwise from bottom left: a switching power supply; a battery charger; a transformer; and a linear power supply. In the background, are three examples of OEM applications using Ault's products: a business telephone system, an external modem and a hand-held bar code scanner.


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS AND AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                  THE COMPANY

    Ault Incorporated is the largest U.S. based independent manufacturer of external power conversion products. The Company is a leader in designing, developing and supplying custom power conversion products for original equipment manufacturers (OEMs) of primarily non-consumer electronic equipment. The Company's custom designed products reduce voltage to a specified level, convert alternating current ("AC") to direct current ("DC"), and maintain voltage within required limits. The Company markets and sells principally to OEMs in the growing vertical markets for telecommunications, data communications, computer peripherals and medical equipment. The Company's customers include Northern Telecom, Motorola, U.S. Robotics, AT&T and Spectra Physics. The Company believes its competitive advantage is that it provides OEM customers with the opportunity to outsource not only the manufacturing, but also the design engineering, project management, safety agency certification, and logistics support related to external power conversion components. Emphasizing its comprehensive outsourcing capability and through its successful introduction of new products, Ault has achieved significant sales growth over the past three years.


    The worldwide market for power conversion products is currently estimated to exceed $16 billion in sales, of which the external power conversion market represents approximately $1.6 billion. The external power conversion market is divided between independent merchant suppliers, such as Ault, and captive suppliers providing products to affiliated OEMs. Sales by merchant suppliers of external power conversion products were approximately $1 billion in 1995. This merchant market is estimated to be growing at an annual compound rate of 18% as compared to an annual compound rate of 12% for the overall market. The Company targets vertical markets that are experiencing rapid growth in demand for external power supplies. It is estimated that the telecommunications and data communications markets together are growing at a rate of 30% annually; the computer peripherals market is growing at 15% annually; and the medical equipment market is growing at 10% annually.


    Ault believes that a number of important trends will cause growth in the external power conversion market to continue to outpace overall market growth. Advances in integrated circuit and microprocessor technology have reduced the power requirements of electronic equipment and increased the power capabilities and efficiencies of external power conversion products. These advances are increasing the range of equipment which can be powered externally. Equally important, users of electronic equipment are demanding smaller, more portable products with more complex capabilities. Moving the power conversion component outside of the equipment powered allows the OEM to reduce the equipment size or to add features that are important to users. Finally, by using an external product that has already received safety certifications, OEMs can substantially reduce the time needed to obtain safety agency approval for electronic equipment, thereby facilitating more rapid product introduction.

    Responding to the expressed needs of its customers and anticipating future customer requirements in its target markets, Ault has introduced 26 new product families during the past two fiscal years. The Company currently has over 36 product families under development. Further, to maintain its leadership position, the Company expects in fiscal 1997 to begin shipments of its new high density power conversion products developed from advanced technology covered by a recently acquired patent. These new switching power supplies will be less than one-half the size of existing power supplies providing comparable power.

    External power conversion products, in contrast to more widely used internal devices, are wall plug-in or in-line components located outside the equipment powered. As such they enable OEMs to reduce product size and thus decrease weight or incorporate additional features; remove the heat and electromagnetic interference which threaten the equipment's life and functionality; and minimize the cost and time associated with safety agency approvals. Having focused almost exclusively on external power conversion products since 1979, Ault is the only company based in North America which designs, manufactures and obtains U.S. and international safety certifications for the full range of external power conversion products which OEMs choose from when designing new electronic products. Ault currently offers a line of over 400 product families encompassing all external product categories: switching power supplies, linear power supplies, battery chargers and transformers. These products provide power at virtually all of the output levels which OEMs expect from an external device. The Company's design and application engineers work closely with customers to assure that these products are appropriately customized to meet each OEM's precise power conversion requirements.

    Ault's objective is to leverage its domestic leadership position to become the international leader in the manufacture and sale of custom external power conversion and related products to OEMs of advanced electronic products. The key elements of Ault's business strategy designed to enable the Company to achieve this goal are: (i) focusing on OEMs in large, rapidly growing vertical markets;
(ii) delivering competitive pricing using Pacific Rim as well as domestic manufacturing venues; (iii) accelerating new product development; (iv) providing OEMs with comprehensive outsourcing solutions; and (v) expanding initiatives in international markets.

                                  THE OFFERING

Common Stock offered hereby.................  1,800,000 shares
                                              3,928,776 shares (1)
Common Stock to be outstanding after the
  Offering..................................
Use of proceeds.............................  For working capital; repayment of bank debt;
                                              purchase of capital equipment and expansion of
                                              manufacturing capabilities in South Korea,
                                              China and Thailand; and the balance for
                                              general corporate purposes, including possible
                                              acquisitions of complementary businesses or
                                              technologies.
Nasdaq National Market Symbol...............  AULT

------------------------

(1) Assumes the sale of 1,800,000 shares of Common Stock offered hereby and application of the net proceeds therefrom. Assumes no exercise of (i) the Underwriters' over-allotment option to purchase 270,000 shares of Common Stock, (ii) the warrant to be issued to the Underwriters upon the completion of this offering to purchase up to 144,900 shares of Common Stock and (iii) options to purchase 348,335 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1986 Stock Plan and Employee Stock Purchase Savings Plan, which have a weighted average exercise price of $2.39 per share, and an additional 116,865 shares reserved for future issuance under such Plans. See "Description of Capital Stock" and "Underwriting."

                             SUMMARY FINANCIAL DATA

                                                                       YEARS ENDED               THREE MONTHS ENDED
                                                             -------------------------------  ------------------------
                                                              MAY 29,    MAY 28,    JUNE 2,    AUG. 27,     SEPT. 1,
                                                               1994       1995      1996(2)      1995      1996(2)(3)
                                                             ---------  ---------  ---------  -----------  -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net sales................................................  $  17,975  $  27,054  $  33,774   $   6,881    $   8,678
  Cost of goods sold.......................................     14,238     20,727     25,509       5,151        6,546
                                                             ---------  ---------  ---------  -----------  -----------
  Gross profit.............................................      3,737      6,327      8,265       1,730        2,132
  Operating expenses.......................................      4,768      5,570      6,699       1,487        1,662
                                                             ---------  ---------  ---------  -----------  -----------
  Operating income (loss)..................................     (1,031)       757      1,566         243          470
  Non-Operating expense, net...............................       (289)      (424)      (658)       (181)        (169)
                                                             ---------  ---------  ---------  -----------  -----------
  Income (loss) before income taxes........................     (1,320)       333        908          62          301
  Income taxes (1).........................................     --         --             25      --               74
                                                             ---------  ---------  ---------  -----------  -----------
  Net income (loss)........................................     (1,320)       333        883          62          227
                                                             ---------  ---------  ---------  -----------  -----------
                                                             ---------  ---------  ---------  -----------  -----------
  Net income (loss) per share..............................  $   (0.64) $    0.16  $    0.40   $    0.03    $    0.10
                                                             ---------  ---------  ---------  -----------  -----------
                                                             ---------  ---------  ---------  -----------  -----------

                                                                      AS OF JUNE 2,
                                                                          1996
                                                                    -----------------    AS OF SEPTEMBER 1, 1996
                                                                                       ---------------------------
                                                                                                         AS
                                                                                        ACTUAL     ADJUSTED(2)(3)
                                                                                       ---------  ----------------
BALANCE SHEET DATA:
  Cash............................................................      $     412      $     336
  Working capital.................................................          3,754          4,057
  Property plant & equipment, net.................................          2,849          2,795
  Total assets....................................................         18,730         18,508
  Notes payable to bank...........................................          5,618          6,520
  Long term debt..................................................            935            883
  Stockholders' equity............................................          5,571          5,865

------------------------

(1) See Note 4 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) On a pro forma basis, as adjusted to give effect to the sale of the number of shares of Common Stock necessary to retire as of the beginning of the period the Company's debt under its mortgage and credit facilities (other than $700,000 of the Korean short term debt), the Company's net income, net income per common and common equivalent share and weighted average common
    and common equivalent shares outstanding would have been $        , $0.
    and         , respectively, for the year ended June 2, 1996 and $        ,
    $0.   and       respectively, for the three months ended September 1, 1996.

(3) As adjusted to reflect the sale of 1,800,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                            ------------------------

    Ault was incorporated in Minnesota in 1961. As used herein, "Ault" or the "Company" refers to Ault Incorporated and its wholly-owned subsidiary, Ault Korea Corporation ("Ault Korea") located in Suwon City, South Korea. The Company's executive offices are located at 7300 Boone Avenue North, Minneapolis, Minnesota 55428-1028 and its telephone number is (612) 493-1900.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

    THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH BELOW AND THE INFORMATION INCORPORATED INTO THIS PROSPECTUS BY REFERENCE, CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OR BUSINESS DEVELOPMENTS WHICH ARE TYPICALLY PRECEDED BY THE WORDS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS" OR SIMILAR EXPRESSIONS. FOR SUCH FORWARD LOOKING STATEMENTS, THE COMPANY CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR FORWARD LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. PROSPECTIVE INVESTORS SHOULD UNDERSTAND THAT SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE OVERALL LEVEL OF SALES BY OEMS IN THE TELECOMMUNICATIONS, DATA COMMUNICATIONS, COMPUTER PERIPHERALS AND MEDICAL MARKETS; BUYING PATTERNS OF THE COMPANY'S EXISTING AND PROSPECTIVE CUSTOMERS; THE IMPACT OF NEW PRODUCTS INTRODUCED BY COMPETITORS; HIGHER THAN EXPECTED EXPENSE RELATED TO SALES AND NEW MARKETING INITIATIVES; AVAILABILITY OF ADEQUATE SUPPLIES OF RAW MATERIALS AND COMPONENTS; AND OTHER RISKS INVOLVING THE COMPANY'S TARGET MARKETS GENERALLY. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS WHICH APPEAR IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS.

    COMPETITION. The external power conversion products market is highly competitive and fragmented. The Company competes with different vendors in each of its four major product categories. A number of these vendors have substantially greater financial and other resources than the Company. Some of these competitors, located in lower labor cost regions of the world, are able to sell power conversion products at a lower price than the Company, particularly where the OEM handles the design engineering, shipping, product safety certifications and other activities associated with production of power conversion products. While the Company plans to continue to expand its foreign manufacturing capabilities and manage its costs to remain price competitive, there can be no assurance that the Company will be able to compete successfully in the future, particularly where price is perceived as the only difference among competing products.

    Because the power conversion industry is highly fragmented and does not have significant barriers to entry, opportunities exist for new suppliers, both large and small, to enter the external power conversion products market. Several large OEMs have spun off their internal power supply operations as separate businesses and these operations have periodically competed against the Company in the external power conversion product market. In addition, the market is served by many small suppliers, several of which have established leading positions in certain product areas and/or smaller market segments. While the Company believes its wide range of products is an advantage in the marketplace, there can be no assurance that suppliers focusing in a single product area or in smaller market segments could not erode the Company's market share in that area and have a material adverse effect on the Company's business.

    With the trend toward lower power requirements in electronic equipment and with the increasing availability of smaller, competitively priced internal switching power supplies, certain customers of the Company may choose to return to an internal power supply in place of the external power conversion products they currently purchase. If this threat to external power conversion products materializes, there can be no assurance that the Company will be able to compete effectively with suppliers of internal power conversion products and this may adversely affect the Company's financial performance. See "Business-- Competition."

    DEPENDENCE ON FOREIGN OPERATIONS. Nearly 80% of the Company's manufacturing occurs at its facility in South Korea and through manufacturing relationships in the People's Republic of China ("China") and Thailand. While this Pacific Rim manufacturing strategy enables the Company to compete worldwide against other suppliers of external power conversion products, it also involves several risks. First, while the Company's manufacturing operations in South Korea, China and Thailand have not been affected by labor disruptions, civil unrest or political instability, the risk of civil unrest and political instability is present in each of these countries. Recent and continuing demonstrations in South Korea concerning unification with North Korea, as well as renewed incidents between North and South Korea, while not affecting the Company's current operations, underscore the continued existence of this risk. Any future civil unrest, labor disruptions, or acts of aggression could impede the Company's ability to operate in its foreign locations. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future business and consequently the Company's operating results. See "Business--Manufacturing and Sources of Supply." Second, the Company's foreign operations are subject generally to risks associated with obtaining government permits and approvals, currency exchange fluctuations, currency restrictions, trade restrictions, changes in tariff and freight rates, transportation disruptions and delays, as well as difficulties in staffing and managing foreign operations.

    TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT. The electronic equipment market is characterized by rapidly changing technology and shorter product life cycles. The Company's future success will continue to depend upon its ability to enhance its current products and to develop new products that keep pace with technological developments and respond to changes in customer requirements. Any failure by the Company to respond adequately to technological changes and customer requirements or any significant delay in new product introductions could have a material adverse effect on the Company's business and results of operations. In addition, there can be no assurance that new products to be developed by the Company will achieve market acceptance. See "Business--Business Strategy" and "Business--Design Engineering and Product Development."

    INDUSTRY CYCLICALITY. Historically, the electronics industry has been affected by general economic and industry-wide downturns which have adversely affected electronic component manufacturers such as the Company. Although the industry has experienced rapid growth over the past few years, particularly in the telecommunications and data communications market segments in which the Company competes, there can be no assurance that such growth will continue in the future. During periods of high demand when the Company has attempted to expand its production capabilities, at times it has incurred additional costs to hire and train production personnel, obtain raw materials and ship products rapidly enough to meet customer requirements. Conversely, in periods of lower demand, the Company has experienced excess production capacity and declines in gross margin. In recent years, both the Company and its major competitors have expanded their production capacity and the Company intends to expand its capacity further in 1997. See "Business--Manufacturing and Sources of Supply." There is no assurance that market demand will continue to be adequate to absorb this expanded capacity. The Company's operating results could be adversely affected during periods when production capacity is underutilized and the Company is unable to increase sales or product prices to cover fixed costs.

    In addition, the life cycle of electronic products and the timing of the introduction of new products can affect demand for the external power conversion products supplied by the Company. Delays by Ault's customers in bringing new products to market, or slower than anticipated acceptance of new products, can result in interruptions in the timing of the Company's manufacturing and product shipments which, in turn, could adversely affect operating results. Further, any reduced demand for electronic equipment, including delays or cancellations by customers of new product introductions, could have a material adverse affect on the Company's operations.

    FLUCTUATION IN FINANCIAL RESULTS. The Company's financial results are subject to fluctuation due to various factors, including general business cycles in the Company's vertical markets, the mix of products sold, the stage of each product in its life cycle and the rate and cost of development of new products. In addition, component and material costs, the timing of orders from and shipments of products to customers and deferral or cancellation of orders from major customers could adversely affect financial results. For example, in fiscal 1994 gross profits were adversely affected by the slowdown in the telecommunications industry after a period of rapid growth, which left the Company's major telecommunications customers with excess inventory, resulting in substantially reduced orders for the Company's products. Price competition in the industries in which the Company competes is intense, and could result in a decline in gross margin, which in turn could adversely impact the Company's profitability. In various periods in the past, the Company's financial results have been affected by all these factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RELIANCE ON THIRD PARTY DISTRIBUTION. The Company markets and sells its products primarily through independent manufacturer representatives and distributors which are not under the direct control of the Company. The Company employs a limited number of internal sales personnel. While the Company actively trains and technically assists the individual sales representatives representing the Company's products, a reduction in the sales efforts by the Company's current manufacturer representatives and distributors or termination of their relationships with the Company could adversely affect the Company's sales and operating results. See "Business--Sales and Distribution."

    UNCERTAINTY OF FUTURE ACQUISITIONS. Part of the Company's business strategy is to identify and acquire compatible technologies, products or businesses and to utilize these acquisitions to achieve significant growth in sales and profitability. A portion of the Company's sales growth during fiscal 1997 is expected to result from the high density power conversion products developed under a patent acquired in December 1995. The Company is in the process of obtaining safety agency certifications for these new products. There can be no assurance that such certifications will be obtained or that the products, once in the marketplace, will be accepted and result in the sales anticipated by the Company. See "Business--Design Engineering and Product Development." Furthermore, there can be no assurance that the Company will be able to locate, acquire or integrate additional appropriate acquisitions with profitable results. The completion of future acquisitions requires the expenditure of sizable amounts of capital and management effort. The Company could be forced to alter its strategy in the future if suitable acquisition candidates are not available or are too costly. Moreover, unexpected problems related to the Company's acquisitions could have a material adverse effect on the Company. See "Business--Business Strategy."

    DEPENDENCE ON OUTSIDE CONTRACTORS. The Company currently depends on third parties located in foreign countries for a significant portion of the manufacture and assembly of certain of its products. The Company's reliance on such outside contractors reduces its control over quality and delivery schedules. While the Company takes an active role in overseeing quality control with its third party manufacturers, the failure by one or more of these subcontractors to deliver quality products or to deliver products in a timely manner could have a material adverse effect on the Company's operations. In addition, the Company's third-party manufacturing arrangements are short term in nature and could be terminated with little or no notice. If this happened, the Company would be compelled to seek alternative sources to manufacture certain of its products. There can be no assurance that any such attempts by the Company would result in suitable arrangements with new third-party manufacturers. See "Manufacturing and Sources of Supply."

    DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH. The Company's success depends in part upon the continued services of many of its highly skilled personnel involved in management, engineering and sales, and upon its ability to attract and retain additional highly qualified employees. The loss of service of any of these key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees. In addition, the Company's future success will depend on the ability of its officers and key employees to manage growth successfully and to attract, retain, motivate and effectively utilize the team approach to manage its employees. If the Company's management is unable to manage growth effectively, the Company's business and results of operations could be adversely affected. See "Management."

    INVENTORY OBSOLESCENCE. To satisfy customer demand and to obtain greater purchasing discounts, the Company expects to carry increased inventory levels of certain products. During fiscal 1994, the Company's financial results were adversely affected when its inventory of certain raw materials exceeded the demand for the products using those raw materials. The Company attempts to anticipate and react to new product introductions and to mitigate its exposure to losses from inventory obsolescence. In the past the Company's gross margin has been adversely affected by periodic significant increases in costs of raw materials. There can be no assurance that raw material cost increases or the cost of carrying increased finished goods inventory will not have a material adverse effect on the Company's financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Distribution."


    LIMITED PATENT PROTECTION. No assurances can be given that the scope of any patent protection will prevent competitors, many of which may have financial and other resources substantially greater than the Company's, from introducing competing products. The Company does not have patent protection outside of the U.S. for any of its patented technology. For that reason there can be no assurance that foreign competitors will not use such technology in products built and sold outside the U.S. In addition, there can be no assurance that the Company's patent will be held valid if subsequently challenged; that others will not claim rights in an ownership of the patent and other proprietary rights held by the Company; or that the Company's product and processes will not infringe, or be alleged to infringe, on the proprietary rights of others. Similarly, no assurances can be given that others will not independently develop or otherwise acquire substantially equivalent techniques, reverse engineer or gain access to the Company's proprietary or patented technology. See "Business--Patents."


    POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock recently began trading on the Nasdaq National Market. The Company believes that factors such as the announcement of new products by the Company or its competitors, general market conditions in the telecommunications/data communications industry and quarterly fluctuations in financial results could cause the market price of the Common Stock to vary substantially. Historically, the market for the Company's stock has experienced significant periods of relatively low daily trading volumes resulting in increased volatility of the stock price. In recent years, the stock market has experienced price and volume fluctuations which have particularly affected the market prices of many high technology companies and which often have been unrelated to the operating performance of such companies. Such market volatility has impacted the market for the Company's Common Stock and, in the future, may adversely affect its market price. See "Price Range of Common Stock."

    ANTI-TAKEOVER CONSIDERATIONS. Certain anti-takeover provisions of the Minnesota Business Corporation Act and the ability of the Board of Directors to issue preferred stock without stockholder approval under the Company's Rights Plan may have the effect of delaying or preventing a change in control or merger of the Company. These provisions could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered
hereby are estimated to be $        ($        if the Underwriters'
over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses. The Company intends
to use approximately $        of the net proceeds from this offering to repay
funds advanced by its U.S. bank under a revolving note which bears interest at an average of .75% above the bank's base rate. The Company will invest approximately $2,500,000 of the net proceeds from this offering in Ault Korea to be used to upgrade manufacturing and management information systems capabilities, to acquire and equip a facility in China, to repay its mortgage debt and to reduce, by approximately $500,000, its short term debt. The Company also intends to use approximately $1,500,000 of the net proceeds from this offering to expand its manufacturing capabilities in Thailand by investing in production facilities and related capital equipment. The balance of the proceeds from this offering will be used for general corporate purposes, including working capital. A portion of the net proceeds may be used to acquire complementary businesses, products or technologies, although the Company has no agreements and is not involved in any negotiations with respect to any such transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Manufacturing and Sources of Supply" and "Business--Facilities."

    Pending such uses, the Company plans to invest the net proceeds from this offering herein in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK


    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AULT." Prior to October 30, 1996, the Company's Common Stock was traded on the Nasdaq National SmallCap Market. The following table sets forth the range of high and low closing sale prices of the Common Stock on the Nasdaq National Market or Nasdaq SmallCap Market, as the case may be, for each quarter since the beginning of fiscal 1995. These prices represent prices between dealers and do not include retail mark-ups, markdowns or commissions and may not represent actual transactions.



                                                                                        LOW       HIGH
                                                                                     ---------  ---------
FISCAL YEAR ENDED MAY 28, 1995:
  First Quarter....................................................................  $   1.125  $    1.50
  Second Quarter...................................................................      1.125      2.125
  Third Quarter....................................................................      1.625      2.313
  Fourth Quarter...................................................................       1.75      3.125
FISCAL YEAR ENDED JUNE 2, 1996:
  First Quarter....................................................................  $   1.125  $   2.875
  Second Quarter...................................................................      1.125      3.875
  Third Quarter....................................................................      3.375       5.00
  Fourth Quarter...................................................................       4.50      16.50
FISCAL YEAR ENDING JUNE 1, 1997:
  First Quarter....................................................................  $   6.375  $  15.125
  Second Quarter (through October 31, 1996)........................................       8.25      11.25



    On October 31, 1996, the last sale price of the Common Stock on the Nasdaq National Market was $8.75. The Company estimates there are approximately 1,200 beneficial holders of the Company's Common Stock.


                                DIVIDEND POLICY

    The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to restrictions under the Company's existing line of credit and is also subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 1, 1996 and as adjusted to reflect the receipt of the net proceeds from the sale of 1,800,000 shares of Common Stock pursuant to this offering.

                                                                                    SEPTEMBER 1, 1996
                                                                                --------------------------
                                                                                                  AS
                                                                                 ACTUAL(1)    ADJUSTED(2)
                                                                                -----------  -------------
                                                                                      (IN THOUSANDS)
Notes payable to bank.........................................................   $   6,520     $
                                                                                -----------
                                                                                -----------
Current maturities of long term debt..........................................         387
                                                                                -----------
                                                                                -----------
Long term debt, excluding current maturities..................................         883

Stockholders' equity (1)
  Preferred Stock: no par value, 1,000,000 shares authorized, no shares
    issued, and no shares as adjusted (3).....................................      --
  Common Stock: no par value, 5,000,000 shares authorized, 2,128,776 shares
    issued and outstanding, and 3,928,776 shares as adjusted..................       6,986
Foreign currency translation adjustment.......................................         (37)
Accumulated deficit...........................................................      (1,084)
                                                                                -----------
  Total stockholders' equity..................................................       5,865
                                                                                -----------       ------
    Total capitalization......................................................   $   6,748     $
                                                                                -----------       ------
                                                                                -----------       ------

------------------------

(1) See the financial statements of the Company and related notes included elsewhere in this Prospectus.

(2) Assumes the sale of 1,800,000 shares of Common Stock offered hereby and application of the net proceeds therefrom. Assumes no exercise of (i) the Underwriters' over-allotment option to purchase 270,000 shares of Common Stock, (ii) the warrant to be issued to the Underwriters upon the completion of this offering to purchase up to 144,900 shares of Common Stock and (iii) options to purchase 348,335 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1986 Stock Plan and Employee Stock Purchase Savings Plan, which have a weighted average exercise price of $2.39 per share, and an additional 116,865 shares reserved for future issuance under such Plans. See "Description of Capital Stock" and "Underwriting."

(3) See "Description of Capital Stock" for a description of the terms of the preferred stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of the Company as of and for the five years ended June 2, 1996 is derived from the consolidated financial statements that have been audited by McGladrey & Pullen, LLP, independent accountants. The Company's consolidated financial statements for the three month periods ended August 27, 1995 and September 1, 1996 are unaudited; however, in the opinion of the Company all adjustments, consisting of normal recurring accruals necessary for a fair presentation, have been made. Interim results are subject to significant seasonable variations and may not be indicative of the results of operations to be expected for a full fiscal year. The data should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus and Management's Discussion and Analysis of Results of Operations and Financial Condition which follows.

                                                                                                         THREE MONTHS
                                                                  YEARS ENDED                               ENDED
                                             -----------------------------------------------------  ----------------------
                                              MAY 31,    MAY 30,    MAY 29,    MAY 28,    JUNE 2,   AUG. 27,    SEPT. 1,
                                               1992       1993       1994       1995      1996(2)     1995       1996(2)
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Net sales..................................  $  23,311  $  21,198  $  17,975  $  27,054  $  33,774  $   6,881   $   8,678
Cost of goods sold.........................     17,267     15,947     14,238     20,727     25,509      5,151       6,546
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Gross profit...............................      6,044      5,251      3,737      6,327      8,265      1,730       2,132
Operating expenses
Marketing..................................      2,154      2,164      1,878      2,346      2,633        626         706
Design engineering.........................      1,050      1,158        934      1,269      1,575        338         369
General and administrative.................      1,961      1,946      1,956      1,955      2,491        523         587
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Total expenses.............................      5,165      5,268      4,768      5,570      6,699      1,487       1,662
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Operating income (loss)....................        879        (17)    (1,031)       757      1,566        243         470
Non-operating income (expense), net........       (233)      (214)      (289)      (424)      (658)      (181)       (169)
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Income (loss) before income taxes..........        646       (231)    (1,320)       333        908         62         301
Income taxes (1)...........................     --         --         --         --             25     --              74
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net income (loss)..........................  $     646  $    (231) $  (1,320) $     333  $     883  $      62   $     227
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net income (loss) per share................  $    0.31  $   (0.11) $   (0.64) $    0.16  $    0.40  $    0.03   $    0.10
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
Weighted average number of shares and
  common equivalent shares outstanding.....      2,093      2,060      2,063      2,106      2,224      2,160       2,384
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                             ---------  ---------  ---------  ---------  ---------  ---------  -----------

                                              MAY 31,    MAY 30,    MAY 29,    MAY 28,    JUNE 2,               SEPT. 1,
                                               1992       1993       1994       1995       1996                   1996
                                             ---------  ---------  ---------  ---------  ---------             -----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.....................................  $     309  $      78  $     133  $     319  $     412              $     336
  Working capital..........................      3,896      3,831      2,703      2,942      3,754                  4,057
  Property, plant & equipment, net.........      2,071      2,082      1,725      3,002      2,849                  2,795
  Total assets.............................     11,074     10,109     10,667     15,429     18,730                 18,508
  Notes payable to bank....................      1,219        931      1,980      3,570      5,618                  6,520
  Long-term debt...........................        166        354        233      1,221        935                    883
  Stockholders' equity.....................      5,686      5,439      4,069      4,484      5,571                  5,865

--------------------------

(1) See Note 4 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) On a pro forma basis, as adjusted to give effect to the sale of the number of shares of Common Stock necessary to retire as of the beginning of the period the Company's debt under its mortgage and credit facilities (other than $700,000 of the Korean short term debt), the Company's net income, net income per common and common equivalent shares and weighted average common
    and common equivalent shares outstanding would have been $         , $0.   ,
    and        , respectively for the year ended June 2, 1996 and $       ,
    $0.   , and        , respectively for the three months ended September 1,
    1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

    Ault Incorporated is the largest independent manufacturer of external power conversion products based in North America. The Company's products are sold to OEMs of electronic equipment primarily for non-consumer applications in the telecommunications, data communications, computer peripherals and medical markets. The Company's power supply and transformer products provide current at the level appropriate for various types of electronic equipment. The Company's battery charger products recharge equipment batteries and/or provide a standby source of power. Applications for the Company's products include modems, business telephones, residential telephones with advanced features, point-of-sale terminals, industrial measuring and marking equipment, computers and computer peripherals, and various types of medical diagnostic and display equipment.

    In 1979 the Company pioneered the development of external power conversion products and began marketing them to OEMs of electronic equipment as a means of removing heat and electromagnetic interference from sensitive electrical equipment, as well as a means of facilitating more rapid introductions of new electronic equipment by OEMs. Market acceptance of external power conversion products increased during the 1980s and throughout this period the Company's reputation for high quality design engineering services and leadership in power conversion technology grew. As the market for external power conversion products expanded, however, a significant share of the market was captured by offshore competitors which could offer more favorable pricing for high volume orders. Lacking the manufacturing resources to compete on the basis of price for such high volume orders, the Company experienced periods of inconsistent performance.

    In 1987, the Company established Ault Korea Corporation, a wholly owned South Korean subsidiary ("Ault Korea"), primarily to strengthen the Company's ability to compete for high volume, price sensitive orders. In early 1994 Ault took several steps to further strengthen its competitive position. First, the Company established subcontract arrangements in China and Thailand to manufacture low cost products in high volumes. Second, the Company adopted a strategy to introduce an increasing number of new products on a regular basis in response to the demands of OEMs in its target markets. Finally, the Company reorganized its personnel into four autonomous teams which were assigned to customers located in specific geographic regions. Guided by common corporate values, these teams are charged with responsibility for all aspects of the customer relationship including sales, design engineering, manufacturing and other support functions, with a view to achieving continuous improvements in customer service.

    The following is a discussion of certain Company operations and practices which facilitate an understanding of the Company's financial statements.

    DISTRIBUTION. The Company markets its products through a nationwide network of 20 manufacturer representatives and six national distributor organizations. The Company markets its products in Europe through a number of distributors and currently markets its products in the Far East through its subsidiary Ault Korea. A commission is paid to the Company's manufacturer representatives on approximately 90% of the Company's sales. These commissions represent an average of 4.4% of all orders placed through such representatives. Sales through the Company's distributors are at a discount to the Company's list price for the product.

    ORDERS AND SALES. Orders for standard products are processed by the Company's customer service employees. Orders for products that require design engineering are developed by the Company's application engineers, who work with the Company's design engineers and the customer to develop precisely the power conversion product required. This team endeavors to maintain a collaborative relationship with the customer to assure ongoing communications and reliable delivery of products and services. When a written order is confirmed by the Company, the Company recognizes the order in its bookings. Contracts for larger orders generally include provisions for scheduling of shipments over specified time periods. Sales are recognized by the Company when products are shipped to the customer. Unshipped bookings are referred to by the Company as order backlog.

    PRICING. Pricing of standard products is determined using established pricing guidelines. In the case of customized products (products that require complete or significant new engineering tailored to the customer's specific needs), the price quoted to the customer is based on a negotiated bidding process. Custom products accounted for approximately 70% of the Company's net sales in fiscal 1996. In collaboration with its manufacturer representatives the Company is able to determine price quotations consistent with margin guidelines. Such quotations generally include additional amounts for agency certifications and tooling costs and frequently include additional amounts for non-recurring engineering.

    GROSS PROFIT. The margins which the Company obtains on sales of its products are determined by a number of factors. Margins are generally lower when products are readily available from other suppliers (typically transformers) and usually higher if the product requires specialized design engineering or technology which is not generally available or is available only from the Company (typically switching power supplies and battery chargers). Margins are also impacted by the operating leverage gained from increasing sales volumes. As the level of sales increases, certain fixed costs are spread over greater revenue, resulting in higher margins. The Company's strategy is to sell an increasing percentage of its higher margin switching power supplies and battery chargers and to rapidly introduce a wide range of high density switching power supplies. See "Business--Products--Power Supplies." In addition, the Company expects through increased revenues to better utilize its manufacturing capacity to achieve better margins. Using a portion of the proceeds from this offering to expand its manufacturing capabilities in Thailand and China, the Company expects to significantly increase its available off-shore manufacturing capacity.

    MANUFACTURING SOURCE DECISIONS. The decision as to whether products are manufactured in the United States, South Korea, China or Thailand is dependent upon the quantity required by the customer, the customer's delivery needs, the complexity of features and the Company's target margin. Low volume orders requiring immediate delivery, certain more complex products and product samples--all of which provide acceptable margins--are generally built in Minneapolis. As the unit volume of products ordered increases, the pricing generally becomes more competitive, requiring the use of offshore manufacturing venues. If delivery time for such larger orders is relatively short, products are quoted for South Korean manufacturing. Where quantities exceed 5,000 units and orders permit longer delivery times, such products are generally built in China or Thailand to achieve improved margins from lower manufacturing costs.

    PRODUCT MIX. The mix of products sold impacts both revenue and gross profit margin. Power supplies and battery chargers generally provide greater margins as compared to transformers. Gross profit is therefore larger when the mix of sales is comprised of a greater percentage of power supplies and battery chargers, and smaller when the percentage of transformer sales to total sales increases.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

                                                                FISCAL YEAR ENDED                 THREE MONTHS ENDED
                                                      -------------------------------------     -----------------------
                                                       MAY 29,       MAY 28,       JUNE 2,      AUG. 27,      SEPT. 1,
                                                        1994          1995          1996          1995          1996
                                                      ---------     ---------     ---------     ---------     ---------
Net sales.........................................        100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold................................         79.2          76.6          75.5          74.9          75.4
                                                      ---------     ---------     ---------     ---------     ---------
Gross profit......................................         20.8          23.4          24.5          25.1          24.6
Operating expense.................................         26.5          20.6          19.9          21.6          19.2
                                                      ---------     ---------     ---------     ---------     ---------
Operating income (loss)...........................         (5.7)          2.8           4.6           3.5           5.4
Non-operating expense, net........................         (1.6)         (1.6)         (1.9)         (2.6)         (1.9)
                                                      ---------     ---------     ---------     ---------     ---------
Income (loss) before income taxes.................         (7.3)          1.2           2.7           0.9           3.5
Income taxes......................................       --            --               0.1        --               0.9
                                                      ---------     ---------     ---------     ---------     ---------
Net income (loss).................................         (7.3)%         1.2%          2.6%          0.9%          2.6%
                                                      ---------     ---------     ---------     ---------     ---------
                                                      ---------     ---------     ---------     ---------     ---------

QUARTERS ENDED SEPTEMBER 1, 1996 AND AUGUST 27,1995

    NET SALES. Net sales increased 26.1% in the first quarter of fiscal 1997 to $8,678,000 from $6,881,000 in the first quarter of fiscal 1996. This increase reflects continued strength in the telecommunications and data communications market segments, as well as the success of the Company's strategy to partner with key OEM customers by providing design engineering and other services in the development of new products. The increase also reflects significant shipments to new customers, some of which are OEMs which previously had made only modest purchases from the Company. Products introduced within the last two years represented 37% of total sales for the quarter. Order backlog at September 1, 1996 was $15.6 million as compared to order backlog of $10.3 million at August 27, 1995.

    GROSS PROFIT. Gross profit increased 23.3% in the first quarter of fiscal 1997 to $2,132,000 as compared to $1,730,000 for the same period in fiscal 1996. As a percentage of net sales, gross profit declined from 25.1% in the first quarter of fiscal 1996 to 24.6% in the first quarter of fiscal 1997. Gross profit was adversely impacted in the first quarter of fiscal 1997 because sales during the quarter included certain products for specific customer orders manufactured in South Korea which had unfavorable variances in component costs and production inefficiencies.

    OPERATING EXPENSES. Operating expenses increased 11.8% in the first quarter of fiscal 1997 to $1,662,000 as compared to $1,487,000 in the first quarter of fiscal 1996. Of the $175,000 increase, approximately $70,000 was due to increased commissions paid on increased sales. As a percentage of net sales, operating expenses decreased from 21.6% of net sales in the first quarter of fiscal 1996 to 19.2% in the first quarter of fiscal 1997 because the Company was able to support higher sales during the fiscal 1997 quarter at essentially the same level of general and administrative expense.

    NON-OPERATING EXPENSES, NET. Non-operating expenses, net declined 6.8% to $169,000 in the first quarter of fiscal 1997 as compared to $181,000 in the first quarter of fiscal 1996, representing in each quarter primarily interest expense incurred under the Company's lines of credit and the indebtedness incurred to purchase Ault Korea's manufacturing facility in May 1995. In spite of greater average borrowings under the Company's primary line of credit during the first quarter of fiscal 1997, interest expense remained relatively constant because of a reduction in the interest rate from 4% over the bank's base rate applicable to the first quarter of fiscal 1996 to approximately 2.3% over the bank's base rate applicable to the first quarter of 1997.

    INCOME TAXES. Although the Company has net operating loss carryforwards and business credits, it established a $74,000 provision for U.S. income taxes for the first quarter of fiscal 1997 due to the anticipated application of the alternative minimum tax. There was no tax provision for the first quarter of fiscal 1996 due to utilization of net operating loss carry forwards.

    NET INCOME. Net income increased 264.2% in the first quarter of fiscal 1997 to $227,000 as compared to $62,000 in the first quarter of fiscal 1996. The increase in net income is principally due to higher gross profit, but also reflects the containment of operating expenses.

FISCAL 1996 COMPARED TO FISCAL 1995

    NET SALES. Net sales increased 24.8% in fiscal 1996 to $33.8 million as compared to $27.1 million in fiscal 1995. This increase reflects both higher sales to OEMs in the telecommunications and data communications market segments, as well as the Company's ability to use its multiple manufacturing sources in the Pacific Rim. These factors, together with customer focused design engineering and other customer services delivered through the Company's team-based structure, led to greater bookings. Sales of switching power supplies, the fastest growing segment of the Company's business, increased to 37.1% of total net sales from 28.0% in fiscal 1995. Approximately 30.2% of total sales in fiscal 1996 came from products that were introduced less than two years prior, and from a growing list of customers, some of which placed significant orders for the first time. The Company introduced 15 new product families in fiscal 1996, compared to 11 in fiscal 1995.

    GROSS PROFIT. Gross margin increased 30.6% in fiscal 1996 to $8.3 million as compared to $6.3 million in fiscal 1995. Gross margin increased from 23.4% in fiscal 1995 to 24.5% in fiscal 1996, benefitting from the higher net sales compared to slower growth in fixed costs. Fiscal 1995 cost of sales contained increased freight costs incurred to expedite the Company's receipt of material from vendors so that products could be delivered to customers on time, as well as increased material prices. These expenses were not reflected in price increases and therefore had an adverse impact on gross profit in fiscal 1995.

    OPERATING EXPENSES. Operating expenses increased 20.3% in fiscal 1996 to $6,699,000 as compared to $5,570,000 in fiscal 1995. As a percentage of net sales, operating expenses declined from 20.6% in fiscal 1995 to 19.9% in fiscal 1996. The $1,129,000 in fiscal 1996 included approximately $336,000 in increased commissions paid to manufacturer representatives on the higher sales volume. Of the balance of $793,000, the principal additional expenses were approximately $81,000 paid for product certifications; $95,000 expended to prepare Ault Korea for local and regional sales and marketing; and an increase of $75,000, which represented one additional week of bonus (one week of bonus was paid in 1995), paid to the Company's employees for achievement of its income goal for 1996. Additionally, approximately $80,000 was incurred for increased supervision of subcontract manufacturers in China and Thailand.

    NON-OPERATING EXPENSES, NET. Non-operating expenses, net increased 55.4% in fiscal 1996 to $658,000 as compared to $424,000 for fiscal 1995. For both periods, the principal nonoperating expense was interest expense incurred under the Company's lines of credit. In addition, in late fiscal 1995 the Company acquired its South Korean manufacturing facility, which it had previously leased, incurring mortgage indebtedness of approximately $1,550,000. Because the South Korean facility was purchased late in the fourth quarter of fiscal 1995, only minimal interest expense related to the facility was incurred for that fiscal year; in contrast, interest expense related to the facility in fiscal 1996 was approximately $100,000. The additional interest expense of approximately $196,000 paid in fiscal 1996 resulted primarily from higher bank borrowings to support increases in inventory and receivables which were commensurate with increased sales in fiscal 1996. The largest item offsetting interest expense in the two periods was currency gains related to Ault Korea's importation of raw materials.

    INCOME TAXES. In fiscal 1996, the Company utilized available net operating loss carryforwards to offset U.S. income taxes otherwise payable, but incurred a $25,000 liability arising from application of the alternative minimum tax. The Company incurred no U.S. income taxes in fiscal 1995 due to the utilization of net operating loss carryforwards. At the end of fiscal 1996, the Company had available tax credits amounting to $633,000 for use against future U.S. income taxes, and net operating loss carryforwards of $190,000 and $426,000 in the U.S. and South Korea, respectively, for use against taxable income. See Note 4, Income Taxes, under NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    NET INCOME. Net income increased 164.9% in fiscal 1996 to $883,000 as compared to $333,000 in fiscal 1995. The increase in net income was due primarily to greater gross profit which more than offset increased operating expense and increased interest expense, both of which were required to support higher levels of sales.

FISCAL 1995 COMPARED TO FISCAL 1994

    NET SALES. Net sales increased 50.5% in fiscal 1995 to $27.1 million as compared to $18.0 million in fiscal 1994. The increase in sales is due to several factors. First, in fiscal 1995 two of the Company's primary markets, data communications and telecommunications, recovered from slower growth experienced during the preceding two fiscal years. Second, reflecting the success of the Company's increased emphasis on new product development, approximately 38% of revenues in fiscal 1995 were derived from new product introductions during the preceding two years. Third, the Company's transition to team based, customer focused services contributed to an increase in new orders. Sales of switching power supplies, the fastest growing segment of the Company's business, increased to 28% of total sales from 18% in fiscal 1994. The Company introduced 11 new product families in fiscal 1995, as compared to five new product families in fiscal 1994.

    GROSS PROFIT. Gross profit increased 69.3% in fiscal 1995 to $6.3 million as compared to $3.7 million in fiscal 1994. As a percentage of net sales, gross profit increased from 20.8% in fiscal 1994 to 23.4% in fiscal 1995. Gross profit for fiscal 1995 benefited from the higher net sales supported by only minimal changes in the Company's fixed costs, but were adversely affected by freight costs incurred to expedite material from slow delivering vendors so that products would be delivered on time to the Company's customers. Fiscal 1994 gross profits were adversely affected by sales of products at lower than desired margins as a result of intense price competition and the Company's inability to maintain adequate margins with its then existing manufacturing sources. In addition, the Company wrote off $393,000 of raw material that was determined to be in excess of near term needs. Of this amount, $253,000 was related to Ault Korea and $140,000 was related to the Minneapolis facility.

    OPERATING EXPENSES. Operating expenses increased 16.8% in fiscal 1995 to $5,570,000 as compared to $4,768,000 in fiscal 1994. As a percentage of net sales, operating expenses declined from 26.5% of net sales in fiscal 1994 to 20.6% of net sales in 1995. Approximately 57% of this increase was due to commissions paid to manufacturer representatives. Of the $348,000 balance, $71,000 was expended for product certifications and $100,000 to increase design engineering resources at Ault Korea's facility to support increased manufacturing as well as the Company's strategy to penetrate that regional power conversion market.

    NON-OPERATING EXPENSES, NET. Non-operating expenses, net increased 46.8% in fiscal 1995 to $424,000 as compared to $289,000 in fiscal 1994. The additional interest paid in fiscal 1995 was due to increased bank borrowings at higher rates of interest to provide working capital required to support the growth in net sales. The largest item offsetting interest expense in fiscal 1995 was a currency gain on importation of raw material by Ault Korea.

    INCOME TAXES. The Company incurred no income taxes in fiscal 1995 because of the utilization of net operating loss carryforwards. The Company incurred no income taxes in fiscal 1994 due to a net loss incurred by consolidated operations.

    NET INCOME. The Company reported net income of $333,000 in fiscal 1995, as compared to a net loss of $1,320,000 in fiscal 1994, due primarily to a higher level of sales at greater gross margins as well as containment of general and administrative expenses.

QUARTERLY RESULTS AND SEASONALITY

    The following table sets forth certain unaudited quarterly financial data for each of the Company's last nine quarters. The information has been derived from unaudited financial statements which in the opinion of management reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter do not necessarily indicate the results to be expected for any future period.

                                                                         QUARTER ENDED
                                    ----------------------------------------------------------------------------------------
                                    AUG. 28,  NOV. 27,  FEB. 26,  MAY 28,   AUG. 27,  NOV. 26,  FEB. 25,  JUNE 2,   SEPT. 1,
                                      1994      1994      1995      1995      1995      1995      1996      1996      1996
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                                         (IN THOUSANDS)
Net sales.......................... $ 5,711   $  5,899  $  7,217  $ 8,227   $ 6,881   $  7,711  $  8,972  $ 10,210  $  8,678
Cost of goods sold.................   4,288      4,495     5,607    6,337     5,151      5,872     6,913     7,573     6,546
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Gross profit.......................   1,423      1,404     1,610    1,890     1,730      1,839     2,059     2,637     2,132
Operating expenses.................   1,287      1,229     1,414    1,641     1,487      1,508     1,644     2,060     1,662
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Operating income...................     137        175       196      249       243        331       415       577       470
Non-operating expense, net.........      93         95       113      123       181        131       145       201       169
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Income before income taxes.........      44         80        83      126        62        200       270       376       301
Income taxes.......................   --         --        --       --        --         --        --           25        74
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income......................... $    44   $     80  $     83  $   126   $    62   $    200  $    270  $    351  $    227
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------
                                    --------  --------  --------  --------  --------  --------  --------  --------  --------

As indicated by the foregoing chart, since the beginning of fiscal 1995 net sales of the Company have reflected a certain degree of seasonality. The Company's first fiscal quarter falls during the summer months and during the first quarter of fiscal 1995 and fiscal 1996, the Company recorded the lowest level of sales in those quarters followed by increased sales in successive quarters. The Company attributes this seasonality to the buying patterns of its customers, the timing of industry trade shows where new products are introduced and other factors. The Company believes similar seasonal trends will be experienced in future years.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of working capital have been its credit facility with a U.S. bank and cash flows from operations. Over the past two years, reflecting improving market conditions and favorable results from the Company's competitive sales and new product development strategies, net sales grew at an annual rate of 37.1%, creating increased need for working capital. The Company has relied more heavily on its credit facility as a source of cash as growth in trade receivables and inventories of finished product have increased the use of operating cash flows. This growth in finished goods inventory reflects increasing demands by customers for the Company to maintain higher levels of dedicated inventories to support the customers' flexible delivery needs. These inventories are carried under agreements that do not expose the Company to any material additional financial exposure. It is anticipated that the Company will continue to provide this accommodation in response to competitive pressures.

    CREDIT FACILITY. The Company maintains two credit facilities: its primary credit facility with a U.S. bank, First Bank Minneapolis, N.A., and a credit facility with a South Korean bank, Korea Exchange Bank.

    The U.S. credit facility totals $6.0 million and is collateralized by security interest in all of the Company's U.S. assets. Borrowing is indexed to a certain percentage of trade receivables and other assets.

At September 1, 1996, borrowings against the U.S. credit facility amounted to $5.3 million at an average of 2.33% above the bank's base rate. Since September 1, 1996, the interest rate has been reduced to .75% above the bank's base rate. In addition, at September 1, 1996, $400,000 of the credit facility was allocated to support a standby letter of credit provided to the Korea Exchange Bank as collateral for its credit facility for Ault Korea.

    The South Korean bank credit facility amounts to $1.5 million extended to Ault Korea to cover bank overdrafts, short term financing, and export financing. Borrowings by the subsidiary at September 1, 1996 amounted to $1.2 million at a 9.0% rate of interest. The Company intends to invest some of the proceeds from this offering in Ault Korea including approximately $500,000 to reduce this indebtedness.

CASH FLOWS

    Net cash used by operations in the first fiscal quarter of 1997 was $952,000. Sources of cash consisted primarily of net income of $227,000, depreciation of $113,000 and a decrease of $491,000 in trade receivables, largely due to collections of receivables generated by seasonally strong increases in sales during the previous quarter. Uses of cash consisted primarily of an increase in inventory $416,000 due to just-in-time stocking programs with OEMs and $1,424,000 of reductions in trade payables.

    Net cash used in investing activities in the first fiscal quarter of 1997 was $41,000, related primarily to purchase of new equipment. Net cash provided by financing activities was $869,000, consisting of increased borrowing under the Company's lines of credit to provide additional working capital.

    Net cash used by operations in the first fiscal quarter of 1996 was $47,000. Sources of cash consisted primarily of net income of $62,000, depreciation of $129,000 and a decrease of $474,000 in trade receivables largely due to collections of receivables generated by seasonally strong increases in sales during the previous quarter. Uses of cash consisted primarily of a reduction in trade payables totaling $728,000, resulting from lower levels of material purchases and other liabilities necessary to support the level of sales during the period as compared to the previous quarter.

    Net cash used in investing activities in the first fiscal quarter of 1996 was $29,000, related primarily to the purchase of capital equipment. Net cash from financing activities of less than $1,000 was comprised of borrowings under the Company's lines of credit, and payments of long term debt and lease obligations.

    Net cash used by operations during fiscal 1996 was $1,378,000. Sources of cash consisted of net income of $883,000 and depreciation of $509,000. Additionally, accounts payable and accrued expenses increased $632,000, largely in support of higher net sales levels for the year. Uses of cash consisted primarily of increases in trade receivables and inventories amounting to $2,106,000 and $1,243,000, respectively, in support of higher levels of net sales for the year.

    Net cash used in investing activities in fiscal 1996 was $515,000, related primarily to the purchase of capital equipment and the purchase of a patent for $159,000 in December 1995. Net cash provided by financing activities was $1,959,000 consisting largely of borrowing under the Company's line of credit totaling $2,048,000, offset in part by $267,000 in principal payments on long term obligations.

    Net cash used by operations during fiscal 1995 was $935,000. Sources providing cash consisted of net income of $333,000 and a noncash depreciation adjustment of $528,000. Additionally, increases in accounts payable and accrued expenses totaled $1,412,000, largely in support of higher net sales as compared to the previous fiscal period. Uses of cash consisted primarily of an increase in trade receivables of $1,653,000 resulting from higher levels of net sales and inventories of $1,124,000 to support just-in-time stocking programs initiated by several of the Company's largest OEM customers.

    Net cash used in investing activities in fiscal 1995 was $1,680,000, consisting almost entirely of the purchase of the land and building serving as the manufacturing facility for Ault Korea. Net cash provided by financing activities was $2,754,000, consisting of increased borrowing totaling $1,590,000 under the

Company's line of credit to support working capital requirements and a mortgage incurred on the South Korean facility totaling $1,517,000 offset in part by $387,000 in principal payments on long term obligations.

    Net cash used by operations during fiscal 1994 was $721,000. Sources providing cash included depreciation totaling $482,000, increases in accounts payable and accrued expense of $987,000 and a provision for inventory allowances of $307,000 for excess raw materials. Uses of cash consisted of a net loss of $1,320,000, resulting from lower sales during the period as compared to the previous year, and overall operating expense levels that were higher than needed to support the decline in sales. Additional uses of cash included an increase in trade receivables and inventories totaling $1,393,000, reflecting a significant increase in net sales during the fourth quarter.

    Net cash used in investing activities in fiscal 1994 was $91,000, resulting from the purchase of capital equipment. Net cash provided by financing activities was $918,000, consisting of borrowings under the Company's line of credit totaling $1,049,000, offset by principal payments on long term obligations of $131,000.

IMPACT OF RECENT ACCOUNTING STANDARD CHANGES

    In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which establishes a fair-value-based method for financial accounting and reporting for stock-based employee compensation plans. The new standard, however, allows compensation to continue to be measured using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but requires expanded disclosures. SFAS No. 123 is effective in fiscal year 1997. The Company has elected to continue to apply the intrinsic value-based method of accounting for stock options.

IMPACT OF FOREIGN OPERATIONS AND CURRENCY CHANGES

    Although products that were manufactured by Ault Korea represented a very significant portion of total sales, conversion of the South Korean Won to U.S. dollars had no significant impact on profits because conversion rates were relatively stable. Also, the Company is not exposed to any significant currency exchange risk related to its other foreign manufacturing arrangements since all transactions are conducted in U.S. dollars. Other contracts that are in foreign currencies are not significant in amount at this time; therefore the Company believes its exposure to currency exchange risk is minimal.

CURRENT WORKING CAPITAL AND FUTURE OPERATIONS

    At September 1, 1996, the Company had working capital of $4.1 million, compared to $3.8 million at June 2, 1996.

    As of September 1, 1996, and June 2, 1996, also, the Company had current ratios (ratio of current assets to current liabilities) of 1.36:1 and 1.32:1, respectively.

    The Company has realized significant growth in sales over the past nine quarters employing its current strategies, in spite of the working capital consumed to maintain inventory levels for key customers and to finance growth in trade receivables resulting from such growth. Proceeds from this offering will provide significant working capital for the Company to fund growth in trade receivables and inventory as well as to fund increased product development.

                                    BUSINESS


    Ault Incorporated is the largest independent manufacturer of external power conversion products based in North America. The Company is a leader in designing, developing and supplying custom power conversion products for original equipment manufacturers (OEMs) of primarily non-consumer electronic equipment. The Company's products reduce voltage to a specified level, convert alternating current ("AC") to direct current ("DC"), and maintain such voltage within required limits. The products are generally wall plug-in or in-line units located outside the equipment they power. The Company markets and sells principally to OEMs in the growing vertical markets for telecommunications, data communications, computer peripheral and medical equipment. The Company's customers include Northern Telecom, Limited, Motorola Inc., U.S. Robotics Corporation, AT&T Corporation and Spectra Physics AB. The Company believes its competitive advantage is that it provides OEM customers with the opportunity to outsource not only the manufacturing, but also the design engineering, project management, safety agency certification, and logistics support related to external power conversion components. Emphasizing its comprehensive outsourcing capability and through its successful introduction of new products, Ault has achieved significant sales growth over the past three years.


    In fiscal 1996 the Company manufactured and delivered over 5,800,000 power conversion units representing 400 product families. A product family consists of two or more products conforming to generally similar specifications, including power output. In fiscal 1997 the Company expects to begin shipments of its new high density power conversion products developed from leading edge technology covered by a patent acquired by the Company in December 1995. These new switching power supplies will be less than one-half the size of existing power supplies providing comparable power.

MARKET OVERVIEW


    Dependence on electronic equipment, such as computers and computer peripherals, fax machines, modems, medical monitors and business telephones, is increasing on a worldwide basis. Because electronic equipment is based upon solid state circuitry and microprocessor technology, such equipment generally requires a power conversion product to operate. Power conversion products perform many essential functions relating to the supply and regulation of electrical power for electronic equipment, including converting AC from a primary source into the DC required. For some types of electronic equipment, such as notebook computers and portable medical equipment, the power conversion product is a battery charger which recharges the equipment's battery and/or provides a standby source of power. As electronic equipment has become more complex, power conversion products and their underlying technology have become more advanced. As a consequence, most of the power conversion products sold in North America are custom designed to meet the functional requirements of each OEM's specific application.


    Given the need to use a power conversion product in conjunction with all electronic equipment, the proliferation of that equipment throughout the world has also led to a steady growth in the market for power conversion products. A recent study by Micro-Tech Consultants (the "Micro-Tech Study") estimates that 1995 worldwide sales of power conversion products totaled approximately $16.6 billion. Of this amount, approximately $1.6 billion represents sales of external power conversion products as compared to internal devices (which are incorporated into electronic equipment). According to a study conducted by Heath Resource Group (the "Heath Study"), worldwide sales of external power conversion products by independent or "merchant" suppliers (as distinguished from "captive" suppliers producing power conversion products for affiliated OEMs) were approximately $1.0 billion in 1995. These sales are estimated to include approximately $435 million in North America, $265 million in Europe and $225 million in Asia.

    External power conversion products are generally used in applications requiring power of 50 watts or less, but are available currently for applications requiring up to 90 watts of power. One of the principal advantages of external power conversion products, in contrast to more widely used internal power devices, is that external products remove from the electronic equipment both the heat and the electromagnetic interference which threaten the equipment's functionality and its life. Equally important, moving the power conversion component outside of the equipment powered allows for a reduction in size of the equipment and/or the incorporation of additional product features. Further, by using an external product that has already received necessary safety certifications, OEMs can facilitate the more rapid introduction of new products by substantially reducing the time needed to obtain safety agency approvals for the equipment.

    During the past several years, advances in integrated circuit and microprocessor technology have reduced the power requirements of electronic equipment and increased the efficiency of external power conversion products so that an increasing range of equipment now can feasibly be powered by an external power source. In contrast, only a few years ago the power requirements of certain types of electronic equipment would have required using an external device which was unacceptably large or heavy. An example of the impact of these technological advances is the replacement of fixed point-of-sale scanners powered by large internal devices with hand held scanners powered by smaller external power conversion products. Similarly, desk-top copiers using internal power conversion products are being replaced by smaller copiers operating with external power conversion products.

    The advantages of using external power conversion products, together with the strong growth in certain vertical markets, have resulted in a significant increase in sales of external power conversion products. The Heath Study estimates that the U.S. merchant market for external power conversion products is growing at an annual compound growth rate of 18%. In comparison, based on the Micro-Tech Study, the overall power conversion market is growing at an estimated rate of 12% annually. The Company believes that growth in the external power conversion market will continue to outpace overall market growth, and that merchant suppliers of external products, such as Ault, will be particularly well positioned to participate in this expanding market. The factors contributing to this expanding market are:

    EXPANDING MARKET OPPORTUNITIES ARISING FROM ADVANCES IN
TECHNOLOGY. Continuing advances in technology are expected to open new market opportunities for external power conversion product suppliers as power requirements for electronic equipment now using internal devices are reduced to levels which can feasibly be powered by external devices. Internet terminals, cable modems and multimedia notebook computers are examples of recently introduced products where reduced power requirements have enabled electronic equipment designers to specify an external rather than an internal power conversion product.

    INCREASING POWER OUTPUT OF EXTERNAL PRODUCTS. Advances in power conversion technology, which increase the power output of external devices while maintaining or reducing unit size and weight, have expanded opportunities for sales of external power conversion products. For example, the Company expects to introduce within the next six months a family of switching power supply products which will provide approximately 80 watts of power and will be less than half the size of comparable products. This product family will be marketed as an external power alternative for local area network servers and certain types of routers, which to date have been powered exclusively by internal power conversion products.

    INCREASING USE OF MERCHANT SUPPLIERS. Merchant power conversion product manufacturers design and build power conversion products for others as contrasted to "captive" manufacturers who do so only for their own products. The merchant segment of the market accounts for approximately one-half of the power conversion units shipped in the U.S. and, the Company believes, is growing more rapidly than the "captive" market. As OEMs demand product features and quality levels that make power conversion products increasingly difficult to design and manufacture in-house, the Company believes that OEMs will continue to migrate from captive manufacturers to merchant suppliers of custom designed power conversion products.

    INCREASING EMPHASIS ON SMALLER, PORTABLE PRODUCTS. End user demand is driving OEMs of electronic equipment to find ways to build smaller, often more portable products, with an increased number of features. The use of external power conversion products represents one key way OEMs can design products that fulfill these expectations. By moving the power conversion function to a wall plug-in or an in-line unit, electronic product designers can reduce product size and create free space within the product chassis to accommodate additional features. Reflective of this trend, OEMs serving the point-of-sale industry have developed hand held bar code readers and bar code label printers which require external power conversion products.

    OPPORTUNITY FOR MORE RAPID SAFETY AGENCY APPROVAL. OEMs of electronic products remain under intense pressure to rapidly develop and market globally new or improved products in an environment characterized by relatively short product life cycles. By using an external power source which has already received U.S. and international safety certifications, the design phase is simplified and OEMs can significantly reduce the waiting period otherwise required to obtain necessary safety certifications. For many OEMs, the use of external power conversion products offers an opportunity to more quickly achieve product introductions.

    GLOBALIZATION OF MARKETS. As a result of the increasingly global focus of many electronics manufacturers, OEMs are seeking to provide products that are compatible with a wider variety of electronic platforms and are therefore capable of being used in a wider variety of countries. Rather than designing the entire product to meet country or region specific power requirements, a single, global design for the equipment can be used with an external power conversion product, since only the power conversion product need be adapted to the specific country or region. The Company believes that an OEM's use of external power sources is a key to facilitating global product strategies. In addition, to better serve OEMs in the global market, Ault has pioneered the development of an "external universal input" switching power supply which accepts a wide range of power inputs, any of which are converted to the specific level required by the electronic equipment.

BUSINESS STRATEGY

    Ault has manufactured power conversion products since its incorporation in 1961 and has focused almost exclusively on external products since 1979. Ault has developed a broad line of over 400 linear and switching power supply, transformer and battery charger product families. The Company offers OEMs custom products through its design and application engineering capabilities. The Company also provides OEMs with project management, safety agency certification and logistics services which reflect its depth of experience. Ault's objective is to leverage its domestic leadership position to become the international leader in the manufacture and sale of custom external power conversion and related products to OEMs of advanced electronic products. The key elements of Ault's business strategy designed to enable the Company to achieve this goal are:

    FOCUSING ON OEMS IN LARGE, RAPIDLY GROWING VERTICAL MARKETS. Several rapidly growing vertical markets represent a substantial portion of the $1 billion aggregate market for external power conversion products and are the focus of the Company's design, engineering and marketing efforts. These target markets are data communications, telecommunications, computer peripherals and portable medical equipment. The Company currently sells approximately 60% of its products into the data and telecommunications markets, which together are growing annually at over 30% according to the Heath Study. Similarly, the Company sells 20% of its product into the computer peripherals market, which is growing at 15% annually. Finally, 15% of Ault's sales are made to the portable medical equipment market which is showing a 10% growth rate. Given the OEMs' need for varying unit volumes and a high degree of customization, Ault's flexible manufacturing capability, its ability to provide customer focused design engineering and its just-in-time stocking arrangements distinguish it from most other external power conversion product suppliers.

    PROVIDING OEMS WITH COMPREHENSIVE POWER SOLUTIONS. Using a total solution sales approach, the Company partners with OEMs in its target markets as they design and develop new products, providing design engineering, project management, safety agency certification and logistics support services. By establishing collaborative relationships at the beginning of the product development cycle, Ault is able-- through its broad product line of linear and switching power supplies, transformers and battery chargers-- to offer high quality, technically advanced and competitively priced external power options. This approach enables Ault to build customer confidence and loyalty while positioning itself as a single-source power conversion product supplier.

    DELIVERING COMPETITIVE PRICING USING MULTIPLE MANUFACTURING VENUES. The Company believes that its position as both a foreign and domestic manufacturer provides it with significant competitive advantages in terms of price and response time. In order to offer competitively priced products the Company began contract manufacturing in South Korea in 1983, opened a plant in South Korea in 1987 and in 1994 established three subcontract manufacturing arrangements in China and Thailand. In addition, Ault Korea is currently developing another manufacturing site in the province of Hebei in northeastern China. In fiscal 1996, production outside the United States accounted for 77% of net sales. The Company believes the manufacturing costs achievable from these sources enable Ault, in its target markets, to price its products at levels that are competitive with its external power conversion competitors. While most of the Company's products will continue to be manufactured in the Pacific Rim, the Minneapolis manufacturing facility remains an integral part of the Company's total solution sales approach because it furnishes its customers with prototypes, product samples and fast turnaround on small orders.

    ACCELERATING NEW PRODUCT DEVELOPMENT. Ault is committed to leveraging its expertise in power conversion technology to develop new products which will meet the increasingly demanding requirements of existing and future customers. In both responding to the expressed needs of its customers and anticipating future customer requirements in its target markets, Ault has introduced 26 new product families during the past two fiscal years. The Company currently has over 36 product families under development. The Company expects to introduce approximately 16 new product families during the current fiscal year. Of particular significance to its future success, by the end of December the Company will begin introducing switching power supplies less than one-half the size of existing switching power supplies providing comparable power output. See "Business--Products--High Density Switching Power Supplies."

    EXPANDING INITIATIVES IN INTERNATIONAL MARKETS. The Company uses its presence in the Pacific Rim and its successful relationships with existing customers which have worldwide operations to pursue various international sales opportunities. In addition, the Company recently negotiated a preliminary understanding, and expects to finalize an agreement, with a well-recognized sales representative organization in Japan to sell the Company's products in Japan and most Pacific Rim countries other than South Korea. Other international sales initiatives include increased sales activities in Europe and direct sales in South Korea, as well as several specific product development projects targeted for international markets.

PRODUCTS

    Ault's product line includes the four major types of external power conversion products: switching power supplies, linear power supplies, battery chargers and transformers. The Company's power conversion products are capable of providing power at virtually all output levels which OEMs expect from an external device. The Company's design and application engineers work closely with customers to assure that these products are appropriately customized to meet each OEM customer's precise power conversion product requirements.

    The following table summarizes the proportion of sales of each of the Company's four major product categories for its last three fiscal years and the three month period ended September 1, 1996.

                                                                                       SALE OF PRODUCTS BY CATEGORY
                                                                                      AS A PERCENTAGE OF TOTAL SALES
                                                                        -----------------------------------------------------------
                                                                                                                    THREE MONTHS
                                                                                                                        ENDED
                                                                                      YEARS ENDED                 -----------------
                                                                        ----------------------------------------      SEPT. 1,
PRODUCT TYPE                                                            MAY 29, 1994  MAY 28, 1995  JUNE 2, 1996        1996
----------------------------------------------------------------------  ------------  ------------  ------------  -----------------
Switching Power Supplies..............................................          18%           28%           36%             40%
Linear Power Supplies.................................................          33            22            19              19
Transformers..........................................................          42            42            38              29
Battery Chargers......................................................           7             8             7              12
                                                                               ---           ---           ---             ---
  TOTAL...............................................................         100%          100%          100%            100%

    POWER SUPPLIES. The Company's power supplies provide the entire power conversion system for electronic equipment in power outputs ranging from 1 to 90 watts. These products contain a component level transformer, which reduces the voltage level, as well as other circuitry and components which convert AC to DC and, in most cases, maintain voltage within specified limits. During fiscal 1996 the Company shipped approximately 1,100,000 units of power supply products ranged in price from approximately $6 to $60 per unit.


    - SWITCHING POWER SUPPLIES. According to the Heath Study, the market for switching power supplies is the fastest growing segment of the overall external power conversion product market as reflected in the increasing percentage of these products sold by the Company during the past three years. Switching power supplies use switching transistors to convert power from AC to DC. Switching power supplies are more energy efficient and considerably smaller and lighter in weight than linear units with comparable power outputs. For power requirements exceeding 12 watts, switching power supplies are generally more cost effective. The Company currently manufactures switching power supplies that produce up to 90 watts of power. The applications in which these products are currently used include telecommunications products, data communications products, modems, computers and computer peripherals, medical equipment, microprocessor controlled systems, security systems, automatic teller terminals, test equipment and multiplexers.


      The Company's switching power supply products include a family of universal input switching power supplies which provide output power from input power sources ranging from 90 to 265 volts. This family of power supplies can be used in virtually any country for applications such as local area networks ("LANs"), printers and fiber optic links. Building on this technology, the Company also recently introduced a family of universal input switching power supplies designed specifically for medical markets. With this addition, the Company believes it offers the widest range of external switching power supply products currently available for medical applications.

      The Company also manufactures internal switching power supplies, but only when providing such products enhances a relationship with a significant customer. In fiscal 1995 and 1996 sales of internal switching power supplies represented 0.5% and 4%, respectively, of the Company's net sales.

    - NEW HIGH DENSITY SWITCHING POWER SUPPLIES. During fiscal 1997, the Company expects to introduce new product families based upon patented high density power conversion technology. This technology will enable the Company to offer switching power supply products less than one-half the size of existing switching power supplies providing comparable power output. By the end of December, the Company expects to introduce a family of high density switching power supplies providing approximately 45 watts of power and the Company expects within the next six months to introduce a new high density switching power supply product family which will offer approximately 80 watts of power. To the Company's knowledge, none of its competitors currently offers external power supplies that are comparable in size and price to the high density switching power supplies which the Company will introduce during the next six months. In addition, using its new high density technology, the Company expects to develop and introduce during the next eight months a family of switching power supplies capable of power outputs in excess of 100 watts. The Company believes that the addition of this product line will enable it to compete for product applications currently not served by the Company or its competitors.


    - LINEAR POWER SUPPLIES Linear power supplies are larger and generally less expensive than switching power supplies because their design is based on technology employing steel laminations with windings of copper wire rather than switching transistors. Linear power supplies tend to be used when the wattage output required is relatively low. Ault manufactures linear power supplies that provide up to 11 watts of regulated power and 70 watts of unregulated power. The Company's linear power supplies are used in a variety of applications, including modems, telecommunications products, computer peripherals, security systems, data communications products, local area networks, microprocessor controlled systems, test equipment and multiplexers.

    TRANSFORMERS. The Company manufactures a wide variety of wall plug-in transformers, as part of its full range of power conversion products. These transformers are used primarily in applications where OEMs desire to remove heat, electromagnetic interference and weight from electronic equipment, while incorporating the rest of the power conversion system within the product. The products reduce AC voltage from approximately 110 volts (230 volts in some countries) down to lower voltages that range from 5 to 60 volts AC. In response to customer specifications, the Company also sells highly customized transformers that operate within stringent power output tolerances. The manufacture of such custom transformers is a capability not provided by most of the Company's competitors. The Company's transformers are utilized in a broad spectrum of applications, including modems, telephone sets, multimedia products and scanners. During fiscal 1996 the Company shipped approximately 4,600,000 units of transformer products that ranged in price from approximately $2.00 to $10.00 per unit.

    BATTERY CHARGERS. Ault has been an innovator in battery charging technology since the early 1980s. Ault specializes in providing custom designed, advanced solutions for manufacturers of portable and battery powered equipment. Applications for the Company's battery chargers include portable medical devices, mobile telecom devices, notebook computers, global positioning equipment and radio frequency communications products. During fiscal 1996 the Company shipped approximately 170,000 units of battery chargers that ranged in price from $4.85 to $555.00.

    The Company's products serve the entire range of widely used battery chemistries such as nickel cadmium, sealed lead acid, gel cell and nickel-metal hydride. In addition, the Company has developed battery chargers for the particular requirements of emerging battery chemistries such as zinc air, lithium ion and lithium polymer. The Company is committed to supporting these new emerging chemistries and to developing battery charger products to be introduced as these new battery chemistries become commercially accepted.

    The Company sells primarily "smart" battery chargers as distinguished from trickle chargers. Smart charger products use integrated circuits to control various charging characteristics while allowing for fast charge times and extended battery life. Trickle charging is typically used for slow (8 to 10 hours) charging and/or standby battery maintenance.

    The Company believes that the demand for high quality battery chargers will continue to increase to accommodate the growing sophistication of portable electronic equipment. In the first fiscal quarter of 1997, battery charger sales increased 60% from the comparable quarter in fiscal 1996 and represented 12% of total sales for the quarter.

VERTICAL MARKETS AND CUSTOMERS

    The following table presents applications of the Company's various power conversion products for some of its top customers.

     PRODUCT TYPE            MARKET SEGMENT             APPLICATION        REPRESENTATIVE CUSTOMER
Switching Power          Data communications      Cable modems             Lan City/Bay Networks,
  Supplies                                                                   Inc.
                         Data communications      Retail scanners          Spectra Physics AB
                         Medical                  Instrumentation and      Tektronix, Inc.
                                                    test equipment
                         Computer peripherals     Network router           Digital Equipment Corp.
Linear Power Supplies    Telecommunications       Business PBX             Siemens Business
                                                                             Communications
                                                                             Systems, Inc.
                         Telecommunications       Wireless telephones      AT&T Corporation
                         Data communications      Business modems          Motorola Inc.
Transformers             Telecommunications       Telephones               Northern Telecom,
                                                                             Limited
                         Data communications      PC modems                U.S. Robotics
                                                                             Corporation
                         Data communications      PC modems                Multi-Tech Systems,
                                                                             Inc.
                         Computer peripherals     Multimedia speakers      Harmon Industries, Inc.
                                                                             (JBL)
Battery Chargers         Medical                  Defibrillators           Physio Control
                                                                             International Corp.
                         Medical                  Apnea monitors           Ohmeda, Inc.
                         Telecommunications       Global positioning       Trimble Navigation Ltd.

    The Company's marketing efforts are directed primarily toward OEMs producing non-consumer electronic equipment for telecommunications, data communications, computer peripheral and medical applications. These vertical markets are characterized by trends toward smaller, portable products capable of performing increasingly sophisticated functions, as well as intense competitive pressure to rapidly introduce new products and product enhancements. Based on its expertise in customizing a broad range of products to meet customer requirements, the Company believes it is well positioned to serve the needs of its OEM customers as they respond to these trends and competitive factors.

    Historically, the most significant market for the Company's products has been OEMs of telecommunications equipment, and in fiscal 1996 sales in this market represented approximately 30% of net sales. Presently, the Company's products power network termination equipment (devices which interface between the telephone network and the customer's PBX or other telephone system), line conditioning equipment (devices which prepare telephone lines for the transmission of computer generated data), and various items of equipment ancillary to business telephones, including speaker phones, automatic dialers, caller identification units and alpha numeric displays. Customers in this market include Northern Telecom, Limited (which accounted for approximately 11% of the Company's net sales during fiscal 1996), AT&T Corporation, Mitel Corporation and Siemens Business Communications Systems, Inc.

    An equally significant market for the Company is OEMs of data communications equipment, and in fiscal 1996 sales in this market also represented approximately 30% of net sales. In this market Ault's products are principally being used to power a number of low to medium speed modems and multiplexers (equipment which enables the simultaneous transmission of multiple channels of information over the same telephone line). Customers in this market include U.S. Robotics Corp., Motorola Inc., Hayes Microcomputer Products, Inc. and Multi-Tech Systems, Inc.

    The Heath Study estimates that the combined telecommunications/data communications market is currently growing at an annual rate of approximately 30%. Recognizing this trend, the Company is devoting a significant portion of its product development effort to new products for applications in this combined market, and is currently developing 22 new product families which it expects to introduce within the next two years.

    In fiscal 1996 approximately 20% of the Company's net sales were to OEMs of computers and computer peripherals (such as digitizers, printers, plotters, portable terminals, point-of-sale scanners and optical character readers), LAN hardware and multimedia speakers for computer applications. Customers in this market include Spectra Physics AB, Tektronix, Inc., Harmon Industries, Inc.
(JBL) and IBM.

    Approximately 15% of net sales in fiscal 1996 were to OEMs of portable medical equipment such as infusion pumps, patient monitoring systems, apnea monitors, and portable terminals for patient history input and diagnostics. Customers in this market include American Medical Electronics, Inc., Physio Control International Corp., Datascope Corporation, Ohmeda, Inc. and Life Care Medical Products.

    The remaining 5% of the Company's net sales in fiscal 1996 were divided among OEMs serving a number of markets, including security systems and industrial equipment. Customers in this market segment include Invisible Fence Company, Inc., Mettler Toledo AG, Diebold Inc. and Royal Appliance Manufacturing Co.

DESIGN ENGINEERING AND PRODUCT DEVELOPMENT

    Design engineering teams at the Company's facilities in the United States and South Korea are responsible for developing new power conversion products and customizing existing products to meet customer needs. The Company has an engineering staff of 33 and over the last three fiscal years has spent at least 4.7% of revenues on product engineering. The Company's product development activities are divided equally between developing products to satisfy specific customer needs and new products based upon anticipated customer needs and market trends. New product development opportunities are evaluated based upon criteria such as global market potential, return on investment and technological advantages. The Company believes that its collaborative efforts with customers, combined with its forward-looking concern for power technology and market trends, have enabled it to gain a reputation as a leading innovator of new external power conversion products. The following table summarizes Ault's product development cycle.

                         THE PRODUCT DEVELOPMENT CYCLE

                          TYPICAL TIME
                              LINE                               ACTIVITIES
Specification Review      Week 1-2               -  Project Authorized by Customer Team and New
 Phase                                                Product Development Committee
                                                 -  Specification Review
Product Design Phase      Week 3-8               -  Electrical and Mechanical Design
                                                 -  Cost Targets Compared to Quote
                                                 -  Customer Approves Quote
Design Release Phase      Month 3-4              -  Build Prototypes
                                                 -  Testing/Design Verification
                                                 -  Documentation
                                                 -  Safety Agency Approval
                                                 -  Engineering Design Package Release
Pilot Run Phase           Month 5-6              -  Production Startup Plans
                                                 -  Manufacturing Processes Developed
                                                 -  Factory and Equipment Sizing
Manufacturing Release     Month 7-10             -  Manufacturing Process Package Released
 Phase                                           -  Production Schedule Released
                                                 -  Full Production Commenced

    The Company believes the product development cycle described above is at least as rapid as offered by its principal competitors.

    Reflecting an increased emphasis on new product development during the past several years, the Company developed and introduced 15 new product families in 1996 and 11 product families in fiscal 1995. More than 36 product families are currently in various stages of development. The Company expects to introduce approximately 16 product families during fiscal 1997. Anticipating continued growth of 30% annually in the switching power supply segment of the power conversion product market, about half of the new products under development are switching power supplies.


    In December 1995, the Company purchased a U.S. patent for high density power conversion technology which it is using to develop a family of power supplies providing output comparable to the Company's existing power supplies in units that are less than one-half the size. This technology will serve as a platform for the development and introduction by the end of December of a family of power supplies with approximately 45 watts of power, and within the next six months of a new series of external power supply products which will offer approximately 80 watts of power. To the Company's knowledge, none of its competitors currently offers power supplies comparable in size and price to these high density switching power supplies. In addition, using its new high density technology, the Company expects to develop and introduce within the next eight months a family of switching power supplies capable of power outputs in excess of 100 watts. The Company believes that these higher output products will enable it to compete for new electronic equipment applications that traditionally have been outside the range that could feasibly be powered by external products. See "Patents."


    Other product development efforts currently underway at the Company include the development of products tailored to the needs of European markets and the development of low cost AC to AC transformers and AC to DC linear power supplies.

SALES AND DISTRIBUTION

    The Company markets its products primarily in the U.S. and Canada through a network of 20 manufacturer representatives employing approximately 115 salespersons, each of whom represents, in addition to Ault's, several complementary product lines manufactured by others. The Company also sells through six national distributor organizations which employ over 200 salespersons. The Company selects representatives based upon their industry knowledge as well as account expertise with products that are synergistic with the Company's products. Individual salespersons are trained, mentored and technically assisted by the Company's application engineers and other sales administration staff. Any reduction in the efforts of these manufacturer representatives or distributors could adversely affect the Company's business and operating results.

    The Company begins the sales process by identifying a potential customer or market; researching the target market or potential customer's total business, product and strategic needs; and then preparing a total solution proposal that includes engineering, product development, safety agency approvals, logistics and project management, as well as manufacturing. Project management services include tracking multiple product development processes, coordinating pilot runs and assisting OEMs with their product introductions. Among the logistics services provided by the Company are warehousing and shipping of finished product and customs clearance in order to facilitate just-in-time production schedules.

    The Company focuses its selling efforts on OEMs in the U.S. and Canada. Many of the larger OEM customers of the Company manufacture and sell their products globally. As a result, the Company has extended its presence to markets throughout the world.


    To date, Company sales in the Pacific Rim have been limited and made primarily to customers in South Korea. In September 1996 the Company negotiated a preliminary understanding, and expects to finalize an agreement, with a well-recognized sales representative organization in Japan which will sell the Company's products in Japan and most Pacific Rim countries other than South Korea. Certain of the Company's products have already obtained required MITI approvals in Japan. The Company expects to begin sales promotion in Japan during the second half of fiscal 1997.


    The Company currently markets its products in Europe through a network of distributors (with a total of approximately 15 salespersons) with products and promotional methods tailored for this market. Sales in Europe during fiscal 1995 and 1996 were, respectively, 5.9% and 6.4% of total net sales for these periods. The Company intends to expand its marketing efforts in Europe during 1997 by introducing specially designed products it has recently developed for that market.

SAFETY AGENCY CERTIFICATIONS


    The power conversion system is potentially the most hazardous element in most electronic equipment because the power supply modifies standard power to a level appropriate for such equipment. Virtually all of the Company's customers require that the power conversion product supplied by the Company meet or exceed established international safety and quality standards, since many of the Company's products are used in conjunction with equipment which is distributed throughout the world. In response to these customer requirements, the vast majority of the Company's products are designed and manufactured in accordance with the certification requirements of many safety agencies, including Underwriters Laboratories Incorporated ("UL") in the United States; the Canadian Standards Association (CSA) in Canada; Technischer Uberwachungs-Verein ("TUV") in Germany; the British Approval Board for Telecommunications ("BABT") in the United Kingdom; and, the International Electrotechnical Committee ("IEC"), a European standards organization. In addition, some of the Company's products have also received Japanese MITI approval. Whenever safety standards dictate, the Company manufactures its product to conform to FCC Class B requirements which regulate the levels of electronic magnetic interference that may be emitted by electronic equipment. Unlike most of its competitors, the Company is a certified test laboratory for UL and CSA and is able to conduct most certification tests at its plant in Minneapolis. This procedure reduces the time normally required to obtain safety certificates from these agencies from four to six months to generally less than one month. In addition to safety agency certifications, the Company's

Minneapolis facility is certified to ISO 9001 and the Company's South Korean facility is certified to ISO 9002.

INNOVATIVE TEAM APPROACH

    In 1993, the Company moved to a team-based organizational structure consisting of four distinct teams. The Company's customer base was divided into four geographical regions with a specific Ault team assigned to manage the needs of customers in each region. Each team is headed by a coordinator selected by the President and an assistant coordinator who is elected annually by the team. The teams consist of people from all areas of the business, including salespersons from manufacturer representative organizations and national distributors as well as the Company's own production personnel, engineers, technicians, administrative personnel and others. Guided by a written statement of corporate values, these teams are charged with responsibility for all aspects of the customer relationship, including sales, manufacturing, design engineering and other support functions with a view to achieving continuous improvements in customer service. The Company believes that its innovative implementation of this team-based organizational structure provides competitive advantages by increasing communication with customers as well as facilitating responsiveness to the needs of the Company's diverse worldwide customer base. Ault received recognition for this innovative approach from the trade publication of the American Manufacturing Excellence Association.

COMPETITION

    The Company competes primarily with various manufacturers of external power conversion products. The industry is highly fragmented, with manufacturers generally focusing their marketing on specific segments. The Company has experienced strong competition from Taiwanese-based manufacturers that compete principally on price. Many of these competitors have a smaller presence in the external power conversion market than the Company, although several are engaged in more than one business and have significantly greater financial resources.

    No single company dominates the overall external power conversion product market, and the Company's competitors vary depending upon the particular power conversion product category. The companies with which Ault competes most directly in each of its major product categories are: Leader Electronics, Inc. and Golden Pacific Electronics, Inc. for transformers; Dee Van Enterprise Co., Ltd. and Sino America Electronics Company, Ltd. for linear power supplies; Potrans Electrical Corp., Ltd. and Phihong Enterprise Co., Ltd. for switching power supplies; and Engineering Design & Sales, Inc. and Xenotronics Company for battery chargers.

    Recently, a number of electronic equipment manufacturers have dismantled or spun off their power supply operations. While this change has created greater opportunities in the merchant market where the Company competes, certain of these spin-offs have created large power supply manufacturers with state-of-the-art manufacturing facilities. Most of these newer companies are now focusing on the internal power supply market and/or continue to sell exclusively to a single customer. These companies, some of which enjoy far greater resources than Ault, could focus on external power conversion products and/or expand into the same electronic equipment markets in which the Company now competes, thus intensifying competition.

    The Company competes on the basis of the quality and performance of its products, the breadth of its product line, customer service, dependability in meeting delivery schedules, design engineering services and price. The Company believes it is currently one of a small number of companies that designs, manufactures and obtains certifying agency approvals for the full range of external power conversion devices which OEMs consider in designing their electronic products.

    The Company provides a total solution approach to OEMs' entire external power conversion product needs through its commitment to reliable partnerships and its delivery of high quality products supported by solution-oriented design engineering. In addition, the presence of Ault Korea and the expanding arrangements with manufacturers in China and Thailand provide the Company with additional strength to compete effectively when price is the primary consideration.

    Internal power conversion products continue to be used for most electronic equipment, and as a result the Company experiences competition from numerous companies providing such internal products, including both OEMs and independent suppliers. With the trend toward lower power requirements in portable electronic equipment and with the increasing availability of smaller, competitively-priced internal switching power supplies, certain customers of the Company may choose to return to internal power supplies in place of the external power conversion products they currently purchase. In relation to this competition, the Company stresses the several advantages of external power conversion products, which generally can be obtained with only a relatively small increase in unit cost.

MANUFACTURING AND SOURCES OF SUPPLY

    The Company's manufacturing operations consist of the assembly and integration of electronic components to meet product specifications and design requirements for a variety of power conversion applications. Manufacturing is currently conducted at the Company's facility in Minneapolis, Minnesota (which accounted for 23% of 1996 net sales); at the Ault Korea facility near Seoul, South Korea (which accounted for 38% of 1996 net sales); and at three locations in China and Thailand using manufacturing subcontractors (which accounted for 39% of 1996 net sales). Ault typically manufactures prototypes and low volume products at its facilities in Minneapolis, Minnesota. Ault Korea is equipped to manufacture substantially all of the Company's products.

    A number of the components and raw materials integral to the manufacture of the Company's products are purchased from a single supplier or a limited number of suppliers. Electronic components and raw materials used in the Company's products are nevertheless generally available from a large number of suppliers, although from time to time shortages of particular items are experienced. In the past, the Company's gross margin has been adversely affected by periodic significant increases in costs of raw materials.

    Quality and reliability are emphasized in both the design and manufacture of the Company's products. This emphasis is reflected in the ISO 9001 certification of the Company's Minneapolis facility in 1991 and the ISO 9002 certification of its South Korean facility in 1996. The Company tests 100% of its finished products against its own and its customers' specifications, then ships the products in custom engineered protective packaging to minimize any damage during shipment. Inventory and production control in the Korean subsidiary have been inconsistent and have resulted in write-offs of inventory and delays in product deliveries. A portion of the proceeds of this offering will be used to upgrade Ault Korea's management information system to improve financial controls and facilitate more efficient communication between the subsidiary and the Company. In 1996, Ault Korea retained new independent accountants to strengthen its financial reporting.

    In addition to its internal production capabilities, the Company has developed manufacturing arrangements with one subcontractor in Thailand and two in China for the manufacture of higher volume external power conversion products. The Company does not have long term commitments from the subcontractors and the subcontractors build product for the Company pursuant to individual purchase orders. The Company selects its subcontract manufacturers based upon their ability to manufacture high quality products; the sufficiency of their engineering capabilities to support products being manufactured; and their ability to meet required delivery times. In addition, each of the Company's subcontract manufacturers is regularly reviewed by the Company's Taiwanese-based Director of Far East Operations with respect to product quality and other performance criteria.


    Ault Korea is negotiating to purchase a Korean company which owns a manufacturing facility in Hebei province in northeastern China. The current owner of the Korean company has been hired by Ault Korea to manage this facility. The addition of this facility, which, if acquired, is expected to be operational in February, 1997, will not only increase the Company's overall production capacity, but it will also enable Ault to be less dependent on its three subcontract manufacturers. A portion of the proceeds from this offering will be used to equip this production facility. In addition, the Company intends to expand its manufacturing capabilities in Thailand by investing approximately $1,500,000 in a joint venture with the Thai subcontractor currently manufacturing products for the Company. It is anticipated the joint venture will own the existing production facility and will build and equip an expansion of this facility to significantly increase its production capabilities.

BACKLOG

    The Company manufactures its products on the basis of firm purchase orders. Backlog at September 30, 1996 was $15.6 million as compared to $11.3 million at September 30, 1995. The Company enters into buying commitment and order scheduling agreements. For its largest customers these agreements allow for order increases and decreases within scheduled limits and include cancellation charges for completed and in-process products and procured materials.

WARRANTIES

    The Company provides up to a three-year parts and labor warranty against defects in materials or workmanship on all of its products. Servicing and repairs are conducted at the Company's manufacturing facilities in Minneapolis and South Korea. The Company's warranty expenses have not been significant.

PATENTS


    The Company holds four patents, three of which it no longer considers significant. The fourth patent, acquired in December 1995, covers high density power conversion technology ("high density patent") which will enable the Company to offer external switching power supplies less than one-half the size of current power supply products with comparable power outputs. The Company believes this patented technology will be important to its future success. See "Business--Design Engineering and Product Development."



    The high density patent was issued by the United States Patent Office in 1994 and the original applicant did not pursue patent protection in foreign countries. Since the high density patent was issued prior to its being assigned to the Company, the Company is precluded from seeking patent protection in most foreign countries. For that reason some of its competitors may use this type of technology for products manufactured and sold outside of the United States. Also there can be no assurance that the scope of the high density patent will prevent competitors, many of whom have greater financial and other resources, from introducing competitive products or from challenging the validity of the high density patent.


LITIGATION

    There is no material litigation pending against the Company.

EMPLOYEES

    On September 30, 1996, Ault had 255 full-time employees. Of this number, approximately 173 were engaged in manufacturing (112 in South Korea and 61 in Minneapolis), 33 in engineering (23 in Minneapolis and 10 in South Korea), and 49 in marketing, general, and administrative positions (36 in Minneapolis and 13 in South Korea).

    None of the Company's employees is represented by a labor organization, and the Company has never experienced a work stoppage or interruption due to a labor dispute. Management believes that its relations with its employees are good.

PROPERTIES

    The Company's headquarters and U.S. manufacturing facility is located in Brooklyn Park, a suburb of Minneapolis, Minnesota. Approximately 50,000 square feet in size, this facility is leased by the Company with annual lease payments of approximately $201,000. The lease expires in August 1999.

    Ault Korea currently occupies 36,000 square feet of production and engineering space on land owned by Ault Korea in Suwon City, in the province of Kyungki-Do, South Korea. This production facility was purchased from the Korea Exchange Bank on May 29, 1995 under a mortgage with semi-annual payment installments over a five-year period through March 2000. Although the title to this real estate will not be transferred until payment of the final installment, the Company has accounted for this transaction as a purchase of real estate as of May 29, 1995.


    Ault Korea is negotiating to purchase a Korean company which owns a manufacturing facility with approximately 40,000 square feet in Hebei province in northeastern China. From the proceeds of this offering, the Company intends to invest approximately $600,000 to furnish this facility with capital equipment necessary to manufacture its products.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The directors and executive officers of the Company are as follows:

NAME                                      AGE               POSITION
----------------------------------------  ---  -----------------------------------
                                          53   President and Chief Executive
Frederick M. Green......................       Officer and Director
                                          43   Vice President of Sales and
Gregory L. Harris.......................       Marketing
Carlos S. Montague......................  59   Vice President, Chief Financial
                                               Officer and Assistant Secretary
Hokung Choi.............................  56   Vice President Far East Operations
James M. Duddleston(1)..................  74   Director
Delbert W. Johnson(1)...................  57   Director
John G. Kassakian.......................  53   Director
Edward C. Lund(2).......................  78   Director
Eric G. Mitchell, Jr.(1)(2).............  50   Director
Matthew A. Sutton(2)....................  73   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    FREDERICK M. GREEN joined the Company in 1980 as the Executive Vice President and was elected as the President of the Company in November 1985. In 1988 Mr. Green assumed the additional responsibilities of Chief Executive Officer and Chairman of the Board of Directors. From 1978 to 1980, Mr. Green served as the Director of Manufacturing for the Large Computer Manufacturing Division of Control Data Corporation. Mr. Green holds a Bachelor of Science degree in Mechanical Engineering from the University of Minnesota and a Masters Degree in Business Administration from the College of St. Thomas, St. Paul, Minnesota.

    GREGORY L. HARRIS joined the Company in October 1988 as the Vice President of Sales and Marketing. From 1976 to September 1988, Mr. Harris served in a number of sales and marketing positions at Wang Laboratories, Inc. and IBM. His background includes general management level responsibilities for sales, support, service, finance and administration, as well as involvement in marketing strategies and product research and development. Mr. Harris holds a Bachelor of Science Degree in Business and Psychology from Morgan State College and Master studies at Johns Hopkins University and Ohio State University.

    CARLOS S. MONTAGUE joined the Company in May 1980 and was elected as the Vice President of the Company in 1981. Mr. Montague was elected as the Treasurer, Chief Financial Officer and Assistant Secretary in 1983. For the eleven years preceding his employment by the Company, Mr. Montague served in a number of accounting positions at Minnesota Mutual Life Insurance Company and Control Data Corporation. Mr. Montague holds a Bachelor of Arts degree in Accounting from Dyke College, Cleveland, Ohio.

    HOKUNG CHOI joined the Company in March 1983 as the Director of Quality and Automation. In 1987, Mr. Choi was instrumental in the establishment of the Company's wholly owned subsidiary, Ault Korea Corporation, and served as its Director until May 1989. Mr. Choi was elected as Vice President Far East Operations in July 1989. Prior to joining Ault, Mr. Choi was employed for sixteen years with Burroughs Corporation, Conrac Corporation and Control Data Corporation as Senior Industrial Engineering, Industrial Engineering Manager, and Manufacturing Engineering and Planning Manager, respectively. Mr. Choi graduated from Seoul National University and attended South Korea University Graduate Business School in South Korea. He holds an MBA from California State University, Fresno, California. Mr. Choi's brother, Y.C. Choi, is employed by Ault Korea as its Vice President of Operations.

    JAMES D. DUDDLESTON has served as a director of the Company since 1988. Mr. Duddleston is a self employed consultant and retired business executive.

    DELBERT W. JOHNSON has served as a director of the Company since 1983. Since 1981 Mr. Johnson has been Chairman and Chief Executive Officer of Pioneer Metal Finishing Co., a subsidiary of Safeguard Scientifics, Inc. ("Safeguard"), a manufacturer of fabricated metal products. Mr. Johnson is also a director of Safeguard, Tennant Company, First Bank System Inc., Coherent Communication Systems Corp. and Compucom Systems, Inc.

    JOHN G. KASSAKIAN has served as a director of the Company since 1984. Mr. Kassakian is a Professor of Electrical Engineering and Director of the Laboratory for Electromagnetic and Electronic Systems, Massachusetts Institute of Technology, Cambridge, Massachusetts. Mr. Kassakian is also a director of Sheldahl, Inc.

    EDWARD C. LUND, a retired business executive, has served as a director of the Company since 1974. Prior to his retirement in 1981, he served as Corporate Vice President of Administration for Honeywell, Inc.

    ERIC G. MITCHELL, JR. has served as a director of the Company since 1992. For the past fourteen years Mr. Mitchell has been President of The Pricing Advisor, Inc., a business consulting company.

    MATTHEW A. SUTTON has served as a director of the Company since 1987. Mr. Sutton is an independent management consultant and retired executive. From 1987 to 1988, Mr. Sutton was employed as a consultant by Honeywell Consultants, Ltd. He also served as the Executive Vice President of Defense and Marine Systems and Group Vice President of Aerospace/Avionics of Honeywell Inc. from 1981 to 1987. Mr. Sutton is also a director of Lexington Standard Corporation.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Common Stock including currently exercisable options or options exercisable within 60 days of the date of this Prospectus by (i) each person known to the Company to beneficially own more than 5% of the outstanding Common Stock, (ii) each director of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated in the table below, all stockholders have sole voting and investment power over the shares beneficially owned. This table does not reflect any shares that may be acquired in this offering by these existing stockholders.

                                                                       AMOUNT OF BENEFICIAL OWNERSHIP
                                                              ------------------------------------------------
                                                                                    PERCENTAGE OWNED
                                                                           -----------------------------------
NAME OF BENEFICIAL OWNER                                       SHARES(1)   BEFORE OFFERING    AFTER OFFERING
------------------------------------------------------------  -----------  ----------------  -----------------
Frederick M. Green .........................................      87,500           3.8%               2.2%
7300 Boone Avenue North
Minneapolis, MN 55428

Carlos S. Montague..........................................      72,075           3.1%               1.8

Hokung Choi.................................................      47,900           2.1%               1.2

Gregory L. Harris...........................................      40,000           1.7%               1.0

Matthew A. Sutton...........................................      15,000          *                  *

James M. Duddleston.........................................      10,500          *                  *

John G. Kassakian...........................................       8,100          *                  *

Edward C. Lund..............................................       6,500          *                  *

Eric G. Mitchell, Jr........................................       5,400          *                  *

Delbert W. Johnson..........................................       5,300          *                  *

All Directors and Officers as a
  Group (11 persons)........................................     298,275          13.0%               7.6

------------------------

* Indicates ownership of less than 1%.

(1) Includes the following numbers of shares of Common Stock which may be purchased pursuant to stock options which are exercisable within 60 days of the date hereof: Mr. Green, 37,500 shares; Mr. Johnson, 4,500 shares; Mr. Kassakian, 4,500 shares, Mr. Lund, 4,500 shares, Mr. Mitchell, 4,500 shares, Mr. Sutton, 4,500 shares, Mr. Duddleston, 4,500 shares, Mr. Harris, 40,000 shares, Mr. Choi, 31,500 shares; Mr. Montague, 26,500 shares; and all directors and officers as a group, 162,500 shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company is authorized to issue 5,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Preferred Stock, no par value. At October 1, 1996, the Company had outstanding 2,131,276 shares of Common Stock, held by 230 holders of record. No shares of Preferred Stock were outstanding. All shares of Common Stock presently outstanding are, and all shares of Common Stock being sold in this offering will be, legally issued, fully paid and nonassessable.

    The Board of Directors may establish any classes or series of Common Stock with such rights and priorities as it deems appropriate and fix the dividend rate, redemption price, liquidation price, conversion rights and sinking or purchase fund rights. Holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders. Stockholders have no preemptive or other rights to subscribe for additional securities of the Company. Subject to the prior rights of holders of any outstanding shares of Preferred Stock, holders of shares of Common Stock presently outstanding are, and holders of all shares of Common Stock purchased in this offering will be, entitled to receive such dividends as may be declared by the Board of Directors from funds legally available and, upon liquidation, to share pro rata in the remaining assets available for distribution to shareholders after payment of any preferential claims.

PREFERRED STOCK

    The Board of Directors of the Company is authorized, without further shareholder action, to issue Preferred Stock in one or more classes or series and to fix the voting power, dividend, redemption rights or privileges, rights on liquidation or dissolution, conversion rights and privileges, sinking or purchase fund rights, and other preferences, privileges and restrictions, of such class or series.

    The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock.

OUTSTANDING STOCK OPTIONS

    As of September 1, 1996, the Company had outstanding and unexercised options to acquire 336,250 shares of Common Stock awarded pursuant to an option plan maintained by the Company. Of this amount, options to purchase 221,750 shares are currently exercisable at exercise prices ranging from $1.19 to $3.69 per share. The Company had reserved as of September 30, 1996 an additional 28,950 shares for future grants under its 1986 Stock Option Plan. On October 1, 1996, the shareholders approved an amendment to the Company's Stock Option Plan reserving an additional 100,000 shares of its Common Stock for issuance upon exercise of options under the plan. In addition, effective October 1, 1996, the Board of Directors granted options to purchase 125,000 shares of Common Stock under the Stock Option Plan and granted options to purchase 6,000 shares to non-employee directors which were not issued pursuant to the Stock Option Plan.

RIGHTS PLAN

    Each share of Common Stock has one Preferred Stock Purchase Right ("Right") attached. Each whole Right entitles the holder to buy one-one hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $36.00 (subject to adjustment). The Rights will become exercisable only if, with certain exceptions, a person or group becomes an "Acquiring Person" by acquiring 15% or more of the outstanding Common Stock or announcing a tender offer of 15% or more of the Common Stock. If the Rights become exercisable, a holder generally will be entitled to purchase for the exercise price of $36.00 that number of shares of Common Stock having then current market value of $72.00 (subject to adjustment consistent with any adjustment in the exercise price. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's exercise price, that number of shares of the acquiring company's common stock having a then current market value of twice the Right's exercise price.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment). In addition, the Company will be entitled to redeem the Rights, upon approval of a majority of the independent directors of the Company, at $.001 per Right (subject to adjustment) at any time prior to the tenth day after a public announcement that a person or group has acquired beneficially 15% or more of the Common Stock. The Rights will expire on February 13, 2006 if not previously redeemed or exercised.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem the Rights at any time until there is an Acquiring Person.

    The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

    Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the shareholders of the Company other than the acquirer (if already a shareholder) and officers and directors who are also employees of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within 10 days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

    Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

    In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

    In certain circumstances, these statutory provisions could also have the effect of delaying or preventing a change in the control of the Company.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota, N.A., Minneapolis, Minnesota, is the Transfer Agent and Registrar for the Company's Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Principal Financial Securities, Inc. and Cruttenden Roth Incorporated (the "Representatives"), have jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
------------------------------------------------------------  ----------
Principal Financial Securities, Inc.........................
Cruttenden Roth Incorporated................................

                                                              ----------
Total.......................................................   1,800,000
                                                              ----------
                                                              ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $       per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $       per share to certain other dealers. After
the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase such additional shares in the same proportion as set forth in the table above, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If the additional shares are purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,800,000 shares are being offered.


    The Company has agreed to sell to the Representatives, for nominal consideration, a warrant to purchase from the Company 126,000 shares of Common Stock (up to 144,900 shares if the over-allotment option is exercised) at an exercise price per share equal to 120% of the Offering price (the "Representatives' Warrant"). The Representatives' Warrant is exercisable for a period of five years after the effective date of the Offering and beginning one year from the completion of the Distribution. The Representatives' Warrant is transferable and contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events, and contains customary demand and participatory registration rights. The Representatives' Warrant includes a net exercise provision permitting the holder(s) to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representatives' Warrant. In addition, the Company has granted certain registration rights to the holders of the Representatives' Warrant.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company, its officers and directors have agreed that they will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock for a period of 90 days after commencement of this offering without the prior written consent of the Representatives of the Underwriters.

    The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Richard A. Primuth, a partner of Lindquist & Vennum P.L.L.P., is an officer and holder of Common Stock of the Company. Certain legal matters relating to the offering will be passed upon for the Underwriters by Best & Flanagan, Professional Limited Liability Partnership, Minneapolis, Minnesota.

                                    EXPERTS

    The Consolidated Financial Statements and Schedule of the Company included or incorporated by reference in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent accountants, to the extent and for the periods indicated in their reports appearing elsewhere or incorporated by reference herein, and are included in reliance upon the reports and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company's Common Stock is quoted on The Nasdaq National Market ("Nasdaq").

    The Company has filed with the Commission a Registration Statement on Form S-2 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended June 2, 1996, Proxy Statement for the 1996 Annual Meeting of Shareholders and Form 10-Q for the quarter ended September 1, 1996 are incorporated by reference in this Prospectus. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the above-referenced Annual Report are incorporated by reference in this Prospectus. Statements contained in the foregoing documents incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that statements contained herein modify or supersede such statements. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the other documents referred to above which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Carlos Montague, Chief Financial Officer, Ault Incorporated, 7300 Boone Avenue North, Minneapolis, Minnesota 55428-1028, telephone number (612) 493-1900.

                        AULT INCORPORATED AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS.....   F-2

  Consolidated balance sheets as of May 28, 1995, June 2, 1996, and
    September 1, 1996 (unaudited).........................................   F-3

  Consolidated statements of operations for the years ended May 29, 1994,
    May 28, 1995, June 2, 1996, and the three-month periods ended August
    27, 1995, and September 1, 1996 (unaudited)...........................   F-4

  Consolidated statements of stockholders' equity for the years ended May
    29, 1994, May 28, 1995, and June 2, 1996, and the three-month period
    ended September 1, 1996 (unaudited)...................................   F-5

  Consolidated statements of cash flows for the years ended May 29, 1994,
    May 28, 1995, June 2, 1996, and the three-month periods ended August
    27, 1995, and September 1, 1996 (unaudited)...........................   F-6

  Notes to consolidated financial statements for the years ended May 29,
    1994, May 28, 1995, June 2, 1996, and the three-month periods ended
    August 27, 1995, and September 1, 1996 (unaudited)....................   F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ault Incorporated and Subsidiary
Minneapolis, Minnesota

    We have audited the accompanying consolidated balance sheets of Ault Incorporated and Subsidiary as of May 28, 1995, and June 2, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ault Incorporated and Subsidiary as of May 28, 1995, and June 2, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 2, 1996, in conformity with generally accepted accounting principles.

                                          McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
July 10, 1996

                        AULT INCORPORATED AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                 MAY 28,        JUNE 2,      SEPTEMBER 1,
                                                   1995           1996           1996
                                               ------------   ------------   -------------
                                                                              (UNAUDITED)
                                     ASSETS (NOTE 3)
Current Assets
  Cash.......................................  $    319,243   $    412,406   $     336,077
  Trade receivables, less allowance for
    doubtful accounts 1996 $51,000; 1995
    $38,000 (Note 11)........................     5,380,642      7,335,888       6,826,487
  Inventories (Note 2).......................     6,001,464      7,272,794       7,653,107
  Prepaid and other expenses.................       485,200        460,078         516,578
                                               ------------   ------------   -------------
      Total current assets...................    12,186,549     15,481,166      15,332,249
                                               ------------   ------------   -------------
Other Assets
  Other receivable, less allowance of
    approximately $65,000 (Note 10)..........       196,677        196,677         196,677
  Patent.....................................       --             181,528         181,528
  Other......................................        43,877         21,709           2,958
                                               ------------   ------------   -------------
                                                    240,554        399,914         381,163
                                               ------------   ------------   -------------
Property, Equipment, and Leasehold
  Improvements, at cost (Note 8)
  Land.......................................       825,809        825,809         825,809
  Building...................................       731,956        735,413         735,413
  Machinery and equipment....................     4,843,319      5,112,855       5,157,588
  Office furniture and equipment.............       554,130        593,481         607,936
  Data processing equipment..................       960,780      1,004,749       1,004,749
  Leasehold improvements.....................       686,619        686,619         686,619
                                               ------------   ------------   -------------
                                                  8,602,613      8,958,926       9,018,114
Less accumulated depreciation................     5,600,436      6,109,895       6,223,292
                                               ------------   ------------   -------------
                                                  3,002,177      2,849,031       2,794,822
                                               ------------   ------------   -------------
                                               $ 15,429,280   $ 18,730,111   $  18,508,234
                                               ------------   ------------   -------------
                                               ------------   ------------   -------------
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Note payable to bank (Note 3)..............  $  3,569,613   $  5,617,820   $   6,520,127
  Current maturities of long-term debt.......       333,731        387,664         387,188
  Accounts payable...........................     4,578,468      4,512,539       3,088,481
  Accrued expenses:
    Compensation.............................       373,312        556,448         475,684
    Other....................................       389,496        627,633         729,841
  Income tax payable (Note 4)................       --              25,000          73,476
                                               ------------   ------------   -------------
      Total current liabilities..............     9,244,620     11,727,104      11,274,797
                                               ------------   ------------   -------------
Long-Term Debt, less current maturities (Note
  3).........................................     1,221,196        935,064         883,063
                                               ------------   ------------   -------------
Deferred Rent Expense (Note 8)...............       192,877        163,972         155,890
                                               ------------   ------------   -------------
Deferred Compensation/Severance..............       287,039        332,716         329,735
                                               ------------   ------------   -------------
Commitments and Contingencies (Notes 5, 6,
  and 8).....................................
Stockholders' Equity (Notes 3, 5, 6, and
  7).........................................
  Preferred stock, no par value; authorized
    1,000,000 shares; none issued............       --             --             --
  Common stock, no par value; authorized
    5,000,000 shares.........................     6,897,332      6,966,779       6,986,056
  Deduct notes receivable arising from the
    sale of common stock.....................      (107,813)       --             --
  Foreign currency translation adjustment....      (111,686)       (83,928)        (36,935)
  Accumulated deficit........................    (2,194,285)    (1,311,596)     (1,084,372)
                                               ------------   ------------   -------------
                                                  4,483,548      5,571,255       5,864,749
                                               ------------   ------------   -------------
                                               $ 15,429,280   $ 18,730,111   $  18,508,234
                                               ------------   ------------   -------------
                                               ------------   ------------   -------------

                See Notes to Consolidated Financial Statements.

                        AULT INCORPORATED AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 FOR THE
                                                       FOR THE YEARS ENDED                  THREE MONTHS ENDED
                                           -------------------------------------------  --------------------------
                                              MAY 29,        MAY 28,        JUNE 2,      AUGUST 27,   SEPTEMBER 1,
                                               1994           1995           1996           1995          1996
                                           -------------  -------------  -------------  ------------  ------------
                                                                                               (UNAUDITED)
Net sales (Note 11)......................  $  17,974,661  $  27,054,421  $  33,773,875  $  6,880,767   $8,678,463
Cost of goods sold.......................     14,237,723     20,727,224     25,509,262     5,150,775    6,545,685
                                           -------------  -------------  -------------  ------------  ------------
      GROSS PROFIT.......................      3,736,938      6,327,197      8,264,613     1,729,992    2,132,778
                                           -------------  -------------  -------------  ------------  ------------
Operating expenses:
  Marketing..............................      1,877,777      2,346,459      2,632,857       625,572      706,368
  Design engineering.....................        934,624      1,268,874      1,575,038       338,411      369,089
  General and administrative.............      1,955,965      1,955,311      2,491,057       522,604      586,958
                                           -------------  -------------  -------------  ------------  ------------
                                               4,768,366      5,570,644      6,698,952     1,486,587    1,662,415
                                           -------------  -------------  -------------  ------------  ------------
      OPERATING INCOME (LOSS)............     (1,031,428)       756,553      1,565,661       243,405      470,363

Non-operating income (expense):
  Other..................................           (851)        22,325         84,333        15,754       16,441
  Interest expense.......................       (287,563)      (445,611)      (742,305)     (196,765)    (185,855)
                                           -------------  -------------  -------------  ------------  ------------
      INCOME (LOSS) BEFORE INCOME
        TAXES............................     (1,319,842)       333,267        907,689        62,394      300,949

Income taxes (Note 4)....................       --             --               25,000       --            73,725
                                           -------------  -------------  -------------  ------------  ------------
      NET INCOME (LOSS)..................  $  (1,319,842) $     333,267  $     882,689  $     62,394   $  227,224
                                           -------------  -------------  -------------  ------------  ------------
                                           -------------  -------------  -------------  ------------  ------------
Net income (loss) per share..............  $       (0.64) $        0.16  $        0.40  $       0.03   $     0.10

Weighted average number of shares and
  common equivalent shares outstanding...      2,062,526      2,105,556      2,223,543     2,159,896    2,383,774

                See Notes to Consolidated Financial Statements.

                        AULT INCORPORATED AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                NOTES                       FOREIGN
                                        COMMON STOCK         RECEIVABLE                    CURRENCY
                                   ----------------------   FROM SALE OF    ACCUMULATED   TRANSLATION
                                    SHARES      AMOUNT      COMMON STOCK      DEFICIT     ADJUSTMENT      TOTAL
                                   ---------  -----------  ---------------  ------------  -----------  -----------
Balance, May 30, 1993............  2,062,526  $ 6,862,801    $  (107,813)    $(1,207,710)  $(107,806)  $ 5,439,472
  Net loss.......................     --          --             --          (1,319,842)      --        (1,319,842)
  Net change in foreign currency
    translation adjustment.......     --          --             --              --          (50,254)      (50,254)
                                   ---------  -----------  ---------------  ------------  -----------  -----------
Balance, May 29, 1994............  2,062,526    6,862,801       (107,813)    (2,527,552)    (158,060)    4,069,376
  Net income.....................     --          --             --             333,267       --           333,267
  Net change in foreign currency
    translation adjustment.......     --          --             --              --           46,374        46,374
  Issuance of 21,250 shares of
    common stock in accordance
    with the stock option plan
    (Note 6).....................     21,250       34,531        --              --           --            34,531
                                   ---------  -----------  ---------------  ------------  -----------  -----------
Balance, May 28, 1995............  2,083,776    6,897,332       (107,813)    (2,194,285)    (111,686)    4,483,548
  Net income.....................     --          --             --             882,689       --           882,689
  Net change in foreign currency
    translation adjustment.......     --          --             --              --           27,758        27,758
  Issuance of 36,000 shares of
    common stock in accordance
    with stock option plan (Note
    6)...........................     36,000       69,447        --              --           --            69,447
  Payment of notes receivable
    which arose from the sale of
    common stock.................     --          --             107,813         --           --           107,813
                                   ---------  -----------  ---------------  ------------  -----------  -----------
Balance, June 2, 1996............  2,119,776  $ 6,966,779    $   --          $(1,311,596)  $ (83,928)  $ 5,571,255
  Net income (unaudited).........     --          --             --             227,224       --           227,224
  Net change in foreign currency
    translation adjustment
    (unaudited)..................     --          --             --              --           46,993        46,993
  Issuance of 9,000 shares of
    common stock in accordance
    with stock option plan
    (unaudited)..................      9,000       19,277        --              --           --            19,277
                                   ---------  -----------  ---------------  ------------  -----------  -----------
Balance, September 1, 1996
  (unaudited)....................  2,128,776  $ 6,986,056    $   --          $(1,084,372)  $ (36,935)  $ 5,864,749
                                   ---------  -----------  ---------------  ------------  -----------  -----------
                                   ---------  -----------  ---------------  ------------  -----------  -----------

                See Notes to Consolidated Financial Statements.

                        AULT INCORPORATED AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  FOR THE
                                                            FOR THE YEARS ENDED              THREE MONTHS ENDED
                                                   -------------------------------------  ------------------------
                                                     MAY 29,      MAY 28,      JUNE 2,    AUGUST 27,  SEPTEMBER 1,
                                                      1994         1995         1996         1995         1996
                                                   -----------  -----------  -----------  ----------  ------------
                                                                                                (UNAUDITED)
Cash Flows From Operating Activities
  Net income (loss)..............................  $(1,319,842) $   333,267  $   882,689  $   62,394   $  227,224
  Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
    Depreciation.................................      481,570      528,109      509,458     128,778      113,397
    Amortization.................................        1,078        2,451        2,363         421          371
    Provision for doubtful accounts..............       61,000       10,000       67,000     (13,000)      19,000
    Provision for inventory allowance............      307,000     (272,000)    (130,000)     26,000       36,000
    Loss on disposal of equipment................          191      --           --           --           --
    Deferred rent expense........................       (3,005)     (15,505)     (28,905)     (4,657)      (8,082)
    Changes in assets and liabilities:
      (Increase) decrease in:
        Trade receivables........................   (1,017,574)  (1,652,739)  (2,106,114)    473,845      490,401
        Inventories..............................     (375,417)  (1,123,580)  (1,242,606)      8,751     (416,313)
        Prepaid and other expenses...............      157,142     (156,607)      10,511     (10,318)     (56,500)
      Increase (decrease) in:
        Accounts payable.........................      897,723    1,264,569      151,533    (728,094)  (1,424,058)
        Accrued expenses.........................       89,082      147,251      480,653       8,543       18,463
        Income tax payable.......................      --           --            25,000      --           48,476
                                                   -----------  -----------  -----------  ----------  ------------
           NET CASH USED IN OPERATING
             ACTIVITIES..........................     (721,052)    (934,784)  (1,378,418)    (47,337)    (951,621)
                                                   -----------  -----------  -----------  ----------  ------------
Cash Flows From Investing Activities
  Proceeds from sale of equipment................        1,114      --           --           --           --
  Purchase of property and equipment.............     (100,530)  (1,720,930)    (356,312)    (56,519)     (59,188)
  (Increase) decrease in patent and other
    assets.......................................        8,122       40,992     (158,573)     27,074       18,380
                                                   -----------  -----------  -----------  ----------  ------------
           NET CASH USED IN INVESTING
             ACTIVITIES..........................      (91,294)  (1,679,938)    (514,885)    (29,445)     (40,808)
                                                   -----------  -----------  -----------  ----------  ------------
Cash Flows From Financing Activities
  Net borrowings on revolving credit agreement...    1,048,552    1,589,669    2,048,207     151,644      902,307
  Proceeds from long-term borrowings.............      --         1,517,290      --           --           --
  Net proceeds from issuance of common stock.....      --            34,531       69,447         813       19,277
  Payments received from repayment of notes
    receivable...................................      --           --           107,813      --           --
  Principal payments on long-term borrowings,
    including capital lease obligations..........     (130,550)    (387,303)    (266,759)   (152,150)     (52,477)
                                                   -----------  -----------  -----------  ----------  ------------
           NET CASH PROVIDED BY FINANCING
             ACTIVITIES..........................      918,002    2,754,187    1,958,708         307      869,107
                                                   -----------  -----------  -----------  ----------  ------------
Effect of Foreign Currency Exchange Rate Changes
  on Cash........................................      (50,254)      46,374       27,758     (14,162)      46,993
                                                   -----------  -----------  -----------  ----------  ------------
           INCREASE (DECREASE) IN CASH...........       55,402      185,839       93,163     (90,637)     (76,329)
Cash
  Beginning......................................       78,002      133,404      319,243     319,243      412,406
                                                   -----------  -----------  -----------  ----------  ------------
  Ending.........................................  $   133,404  $   319,243  $   412,406  $  228,606   $  336,077
                                                   -----------  -----------  -----------  ----------  ------------
                                                   -----------  -----------  -----------  ----------  ------------
Supplemental Disclosures of Cash Flow Information
    Cash payments for:
      Interest...................................  $   284,736  $   414,979  $   676,810  $  196,056   $  183,839
      Taxes......................................      --           --           --           --           25,250
                                                   -----------  -----------  -----------  ----------  ------------
                                                   -----------  -----------  -----------  ----------  ------------
Supplemental Schedule of Noncash Financing
  Activities
  Capital lease obligations for equipment........  $    25,672  $    50,142  $   --       $   --       $   --
                                                   -----------  -----------  -----------  ----------  ------------
                                                   -----------  -----------  -----------  ----------  ------------

                See Notes to Consolidated Financial Statements.

                        AULT INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS: The Company and its subsidiary operate in one business segment which includes the design, manufacturing, and marketing of power conversion products, principally to original equipment manufacturers of data communications equipment, micro-computers and related peripherals, telecommunications equipment, and portable medical equipment. Sales are to customers worldwide, and credit is granted based upon the credit policies of the Company.

    A summary of the Company's significant accounting policies follows:

    PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Ault Incorporated and its wholly-owned subsidiary, Ault Korea Corporation. All significant intercompany transactions have been eliminated. The foreign currency translation adjustment represents the translation into United States dollars of the Company's investment in the net assets of its foreign subsidiary in accordance with the provisions of FASB Statement No. 52.

    CASH: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

    INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

    PREPAID AND OTHER EXPENSES: Prepaid and other expenses at May 28, 1995, and June 2, 1996, include refundable value added tax and refundable custom duties relating to the Korean operations of approximately $335,000 and $303,000, respectively.

    PATENT: The patent is stated at cost, will start to be used during the fiscal year 1997, and will be amortized using the straight-line method over its economic useful life, which has been estimated to be three years.

    DEPRECIATION: It is the Company's policy to include depreciation expense on assets acquired under capital leases with depreciation expense on owned assets. Depreciation is based on the estimated useful lives of the individual assets. The methods and estimated useful lives are as follows:

                                                   METHOD               YEARS
                                       ------------------------------  --------
  Building                             Straight-line                         36
  Machinery and equipment              Straight-line                       3-10
  Office furniture and equipment       Straight-line                       5-10
  Data processing equipment            Double declining balance               5
                                         and straight-line
  Leasehold improvements               Straight-line                       5-10

    DEFERRED COMPENSATION/SEVERANCE: Deferred compensation/severance represents the accrual of compensation expense for the Korean operations' employees that is payable upon termination of employment.

    DESIGN ENGINEERING: Design engineering costs are those incurred for research, design, and development of new products and redesign of existing products. These costs are expensed currently.

    INCOME TAXES: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    Investment tax credits, research and development credits, and job credits are accounted for by the flow-through method whereby they reduce income taxes currently payable and the provision for income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized on the Company's tax return, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the carryforward amount.


    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH EQUIVALENTS:  The carrying amount approximates fair value.

    LONG-TERM DEBT: The fair value of the long-term debt is estimated based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements. The carrying value of the long-term debt approximates fair value.

    RECENTLY ISSUED ACCOUNTING STANDARDS: In October 1995, the FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes a fair-value-based method for financial accounting and reporting for stock-based employee compensation plans. However, the new standard allows compensation to continue to be measured by using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, but requires expanded disclosures. SFAS No. 123 is effective in fiscal year 1997. The Company has elected to continue to apply the intrinsic value-based method of accounting for stock options.

    EARNINGS (LOSS) PER SHARE: Earnings (loss) per share have been computed using the weighted average number of common shares and, for the fiscal years ended May 28, 1995, and June 2, 1996, and for the three months ended August 27, 1995, and September 1, 1996, certain dilutive common equivalent shares outstanding. None of the common equivalent shares have been included in the computation for the year ended May 29, 1994, since their inclusion would have an antidilutive effect.

    FISCAL YEAR: The Company operates on a 52 to 53 week fiscal year. The fiscal years for the financial statements presented ended May 29, 1994, May 28, 1995, and June 2, 1996.

    INTERIM FINANCIAL INFORMATION (UNAUDITED): The financial statements and notes related thereto as of August 27, 1995, and September 1, 1996, and for the three-month periods then ended, are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations. The operating results for the interim periods are not indicative of the operating results to be expected for a full year or for other

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) interim periods. Not all disclosures required by generally accepted accounting principles necessary for a complete presentation have been included.

NOTE 2. INVENTORIES

    The components of inventory are as follows:

                                                 MAY 28,       JUNE 2,     SEPTEMBER 1,
                                                  1995          1996           1996
                                               -----------   -----------   ------------
                                                                           (UNAUDITED)
Raw materials................................  $ 4,158,430   $ 4,263,468   $ 2,971,100
Work in process..............................      530,150       318,711       305,001
Finished goods...............................    1,312,884     2,690,615     4,377,006
                                               -----------   -----------   ------------
                                               $ 6,001,464   $ 7,272,794   $ 7,653,107
                                               -----------   -----------   ------------
                                               -----------   -----------   ------------

    The inventory amount at May 28, 1995, and September 1, 1996, are presented net of a $130,000 and $36,000 inventory valuation allowance, respectively. There is no valuation allowance at June 2, 1996.

NOTE 3. FINANCING ARRANGEMENTS AND LONG-TERM DEBT


    FINANCING ARRANGEMENT: At June 2, 1996, the Company had a $6,000,000 revolving line of credit agreement and had approximately $1,234,000 of unused availability under the line. As part of this agreement, $400,000 has been allocated to support a standby letter of credit. This $400,000 letter of credit was issued but not drawn upon on June 2, 1996. Interest on advances is a tiered interest rate that ranges from 1 to 3 percent over the bank's base rate, which is determined by the amount outstanding under this line, averaging 11 percent at June 2, 1996. All advances are due on demand and are secured by all of the Company's assets. In addition, the agreement contains certain reporting and operating covenants, one of which is a restriction on payment of dividends. Also, the Company's Korean subsidiary maintains a credit facility of $1,500,000 with a Korean bank to cover bank overdrafts, short term financing and export financing.


    LONG-TERM DEBT:

                                                                      MAY 28,       JUNE 2,
                                                                        1995          1996
                                                                    ------------  ------------
9% mortgage payable, due in semi-annual installments of $121,410 including interest to March 2000, secured by land and
  building........................................................  $  1,236,776  $  1,033,007
Capitalized lease obligations, due in various monthly
  installments, with interest ranging from 8.9% to 11.0%, to March
  1998, secured by equipment......................................       267,784       149,721
Other notes payable...............................................        50,367       140,000
                                                                    ------------  ------------
Total.............................................................     1,554,927     1,322,728
Less current maturities...........................................       333,731       387,664
                                                                    ------------  ------------
                                                                    $  1,221,196  $    935,064
                                                                    ------------  ------------
                                                                    ------------  ------------

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 3. FINANCING ARRANGEMENTS AND LONG-TERM DEBT (CONTINUED)
    Approximate maturities of long-term debt for years subsequent to June 2, 1996, are as follows:

1997............................................................  $ 388,000
1998............................................................    368,000
1999............................................................    264,000
2000............................................................    303,000
                                                                  ---------
                                                                  $1,323,000
                                                                  ---------
                                                                  ---------

NOTE 4. INCOME TAXES

    Pretax income (loss) for domestic and foreign operations was as follows:

                                                            MAY 29,      MAY 28,     JUNE 2,
                                                             1994          1995        1996
                                                         -------------  ----------  ----------
Domestic...............................................  $    (929,178) $  252,514  $  891,344
Foreign................................................       (390,664)     80,753      (8,655)
                                                         -------------  ----------  ----------
Total..................................................  $  (1,319,842) $  333,267  $  882,689
                                                         -------------  ----------  ----------
                                                         -------------  ----------  ----------

    Income tax expense (credits) for the years ended May 29, 1994, May 28, 1995, and June 2, 1996, differs from the expected rate for the following reasons:

                                                           MAY 29,      MAY 28,      JUNE 2,
                                                            1994         1995         1996
                                                         -----------  -----------  -----------
Computed expected tax provision (benefit):
  Domestic.............................................  $  (315,000) $   101,000  $   367,000
  Foreign..............................................      (82,000)       7,000
  State................................................      (40,000)       6,000        6,000
Generation (utilization) of net operating loss
  carryforwards:
  Domestic.............................................      355,000     (107,000)    (348,000)
  Foreign..............................................      --            (7,000)     --
Effect of Korean tax holiday status....................       82,000      --           --
                                                         -----------  -----------  -----------
                                                         $   --       $   --       $    25,000
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 4. INCOME TAXES (CONTINUED)
    Net deferred taxes consist of the following components as of May 28, 1995, and June 2, 1996:

                                                                      MAY 28,       JUNE 2,
                                                                        1995          1996
                                                                    ------------  ------------
Deferred tax assets:
  Tax credit carryforwards........................................  $    660,000  $    633,000
  Loss carryforwards..............................................       407,000       161,000
  Allowance for doubtful accounts.................................        41,000        46,000
  Inventory allowances............................................        43,000        23,000
  Accrued vacation................................................        27,000        30,000
  Accrued warranty................................................        27,000        31,000
  Equipment and leasehold improvements............................       117,000       118,000
                                                                    ------------  ------------
                                                                       1,322,000     1,042,000

Less valuation allowance..........................................     1,322,000     1,042,000
                                                                    ------------  ------------
                                                                    $    --       $    --
                                                                    ------------  ------------
                                                                    ------------  ------------

    At May 28, 1995, and June 2, 1996, the Company recorded a valuation allowance of $1,322,000 and $1,042,000, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

    At June 2, 1996, the Company had net operating loss carryforwards to reduce future taxable income in the United States and Korea of approximately $190,000 and $426,000, respectively. The Company also has tax credit carryforwards of approximately $633,000 available to offset against future income taxes in the

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 4. INCOME TAXES (CONTINUED)
United States for income tax purposes. The net operating loss and tax credit carryforwards expire in varying amounts as follows for income tax reporting purposes:

                                                                           NET
                                                                        OPERATING      TAX
                                                                           LOSS      CREDITS
                                                                        ----------  ----------
1997..................................................................  $   --      $   27,000
1998..................................................................      --          78,000
1999..................................................................     426,000     234,000
2000..................................................................      --          52,000
2001..................................................................      --          22,000
2004..................................................................      --          14,000
2005..................................................................      --          42,000
2006..................................................................      --          40,000
2007..................................................................      --          35,000
2008..................................................................      --          31,000
2009..................................................................     187,000      13,000
2010..................................................................       3,000      41,000
2011..................................................................      --           4,000
                                                                        ----------  ----------
                                                                        $  616,000  $  633,000
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 5. EMPLOYEE BENEFIT PLANS

    PENSION PLAN: The Company has a pension plan covering substantially all U.S. employees. The Company is required to match 25 percent of the employees' contributions up to six percent of salary and may make additional contributions to the plan to the extent authorized by the Board of Directors. The contribution amount charged to operating expenses in the years ended May 29, 1994, May 28, 1995, and June 2, 1996, approximated $32,000, $33,000, and $38,000, respectively.

    STOCK PURCHASE PLAN: On March 10, 1996, the Company established a stock purchase plan in which up to 100,000 shares of common stock may be purchased by employees. The purchase price is equal to the lesser of 85 percent of the fair market value of the shares on the date the Phase commences or 85 percent of the fair market value of the shares on the termination date of the Phase. Each Phase is one year and the commencement date of Phase I was March 18, 1996. Shares may be purchased in March 1997, the end of the Phase I, for employees currently participating; therefore, no shares were purchased under this plan during the fiscal year ended June 2, 1996.

NOTE 6. STOCK OPTION PLAN

    1986 STOCK OPTION PLAN: The Company has a Stock Option Plan which provides up to 500,000 shares to be designated as either nonqualified or incentive options at the discretion of the Board of Directors. The plan provides for annual grants of options to officers, other employees, and nonemployee directors.

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 6. STOCK OPTION PLAN (CONTINUED)
    The following is a summary of the options granted, expired, and outstanding:

                                                                          OPTION PRICE
                                                       NUMBER OF   ---------------------------
                                                        SHARES       PER SHARE        TOTAL
                                                      -----------  --------------  -----------
Outstanding at May 30, 1993.........................     268,650      $1.375-3.50  $   701,031
  Granted...........................................       6,000            1.375        8,250
  Expired...........................................     (59,400)      1.375-3.50     (137,106)
                                                      -----------                  -----------
Outstanding at May 29, 1994.........................     215,250       1.375-3.50      572,175
  Granted...........................................      87,000      1.188-2.125      108,938
  Exercised.........................................     (21,250)           1.625      (34,531)
  Expired...........................................      (5,750)      1.188-3.50      (12,500)
                                                      -----------                  -----------
Outstanding at May 28, 1995.........................     275,250       1.188-3.50      634,082
  Granted...........................................     106,000      2.313-3.688      253,428
  Exercised.........................................     (36,000)      1.188-2.75      (69,447)
                                                      -----------                  -----------
Outstanding at June 2, 1996.........................     345,250      1.188-3.688      818,063
  Exercised.........................................      (9,000)      1.188-3.50      (19,283)
                                                      -----------                  -----------
Outstanding at September 1, 1996....................     336,250      1.188-3.688  $   798,780
                                                      -----------                  -----------
                                                      -----------                  -----------

    All of the options above are incentive stock options. At June 2, 1996, and September 1, 1996, options to purchase 229,550 and 221,750, respectively, shares of common stock were exercisable under the plan. The Company has available 28,950 shares for future option grants at June 2, 1996, and September 1, 1996.

NOTE 7. STOCKHOLDERS' EQUITY

    The Board of Directors is empowered to establish and to designate classes and series of preferred shares and to set the terms of such shares, including terms with respect to redemption, dividends, liquidation, conversion, and voting rights. The Restated Articles provide that the preferred shares are senior to the common shares with respect to dividends and liquidation. No preferred shares have been issued.


    During the fiscal year ended June 2, 1996, the Company adopted a shareholders' rights plan. Under this plan, a Class A, Junior Participating Preferred Stock with no par value was created. In addition, a dividend of one Right was declared for each share of common stock at an exercise price of $36 per Right and a redemption price of $.001 per Right. Each Right is equal to a right to purchase one one-hundredth of a share of the Class A, Junior Participating Preferred Stock. 50,000 shares of preferred stock are reserved for the exercise of the Rights. No Rights were exercised during the year ended June 2, 1996, nor the three months ended September 1, 1996.

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 8. COMMITMENTS AND CONTINGENCIES

    CAPITAL LEASES: The Company is leasing certain equipment under capital leases. The cost and accumulated depreciation of assets acquired under capital leases are as follows:

                                                                         MAY 28,     JUNE 2,
                                                                           1995        1996
                                                                        ----------  ----------
Cost..................................................................  $  684,114  $  684,114
Accumulated depreciation..............................................     338,618     461,136
                                                                        ----------  ----------
                                                                        $  345,496  $  222,978
                                                                        ----------  ----------
                                                                        ----------  ----------

    The future minimum lease payments under capital leases and the aggregate present value of the net minimum lease payments at June 2, 1996, are as follows:

1997..................................................................  $     485,706
1998..................................................................        436,778
1999..................................................................        308,584
2000..................................................................        319,996
                                                                        -------------
Total minimum lease payments..........................................      1,551,064
Less amount representing interest.....................................        228,336
                                                                        -------------
                                                                        $   1,322,728
                                                                        -------------
                                                                        -------------

    The capital lease obligations are included under long term debt.

    OPERATING LEASES: The Company leases its United States plant under an operating lease with a term of 120 months through August 1999. In addition, certain equipment and motor vehicles are leased under operating leases with terms of approximately 36 months.

    The lease on the United States plant and office facilities includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease.

    Approximate minimum annual rental commitments at June 2, 1996, are as follows:

                                                                                      AMOUNT
                                                                                    ----------
1997..............................................................................  $  288,000
1998..............................................................................     275,000
1999..............................................................................     263,000
2000..............................................................................      70,000
2001..............................................................................       2,000
                                                                                    ----------
                                                                                    $  898,000
                                                                                    ----------
                                                                                    ----------

    Total rental expense for the years ended May 29, 1994, May 28, 1995, and June 2, 1996, was approximately $372,000, $428,000, and $385,000, respectively.

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 9. OPERATIONS INFORMATION

    Foreign manufacturing is done by the Korean subsidiary and certain nonaffiliated companies in China and Thailand. All United States manufacturing is done by Ault Incorporated. A summary of the Company's manufacturing operations by geographic area is presented below:

                                                       FOR THE YEARS ENDED                FOR THREE MONTHS ENDED
                                           -------------------------------------------  --------------------------
                                              MAY 29,        MAY 28,        JUNE 2,      AUGUST 27,   SEPTEMBER 1,
                                               1994           1995           1996           1995          1996
                                           -------------  -------------  -------------  ------------  ------------
                                                                                               (UNAUDITED)
United States:
  Customer sales.........................  $  17,699,823  $  26,785,479  $  33,359,291  $  6,837,849   $8,337,650
  Sales to subsidiary....................       --             --             --             --            --
                                           -------------  -------------  -------------  ------------  ------------
Total....................................  $  17,699,823  $  26,785,479  $  33,359,291  $  6,837,849   $8,337,650
                                           -------------  -------------  -------------  ------------  ------------
                                           -------------  -------------  -------------  ------------  ------------
  Operating profit (loss)................  $    (700,168) $     710,964  $   1,560,693       219,342   $  416,437
  Total assets...........................      8,917,705     11,823,983     14,414,074    11,440,622   15,339,505
  Capital expenditures...................         94,583        144,894        194,129        31,184       43,004
  Depreciation and amortization..........        330,450        359,280        314,810        82,289       79,836

Korea:
  Customer sales.........................  $     274,838  $     268,942  $     414,584  $     42,918   $  340,813
  Sales to parent........................      5,237,870      8,751,528     10,496,364     2,623,092    2,352,510
                                           -------------  -------------  -------------  ------------  ------------
Total....................................  $   5,512,708  $   9,020,470  $  10,910,948  $  2,666,010   $2,693,323
                                           -------------  -------------  -------------  ------------  ------------
                                           -------------  -------------  -------------  ------------  ------------
  Operating profit (loss)................  $    (361,329) $      90,209  $      62,970  $     (9,680)  $   47,986
  Total assets...........................      3,118,965      6,198,105      6,502,582     5,701,484    5,736,172
  Capital expenditures...................         36,079      1,626,273        162,183        25,335       16,184
  Depreciation and amortization..........        152,158        171,280        197,011        46,489       33,561
Adjustments and eliminations:
  Intercompany sales.....................      5,237,870      8,751,528     10,496,364     2,623,092    2,352,510
  Operating profit (loss)................         30,069        (44,620)      --              33,743        5,940
  Total assets...........................     (1,369,980)    (2,592,808)    (2,186,545)   (2,389,495)  (2,567,443)
Consolidated:
  Sales..................................     17,974,661     27,054,421     33,773,875     6,880,767    8,678,463
  Operating profit (loss)................     (1,031,428)       756,553      1,565,661       243,405      470,363
  Total assets...........................     10,666,690     15,429,280     18,730,111    14,752,611   18,508,234
  Capital expenditures...................        130,662      1,771,167        356,312        56,519       59,188
  Depreciation and amortization..........        482,608        530,560        511,821       128,778      113,397

    Sales from the subsidiary to the parent company are based upon profit margins which represent competitive pricing of similar products.

    EXPORT SALES: The Company also had foreign export sales amounting to 14.7, 16.7, and 19.4 percent of total sales for the years ended May 29, 1994, May 28, 1995, and June 2, 1996, respectively, and 17.8 and 21.7 percent for the three months ended August 27, 1995, and September 1, 1996, respectively.

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 9. OPERATIONS INFORMATION (CONTINUED)
    The sales were made principally to the following locations:

                                                  FOR THE YEARS ENDED                FOR THREE MONTHS ENDED
                                        ---------------------------------------  ------------------------------
                                          MAY 29,       MAY 28,       JUNE 2,     AUGUST 27,     SEPTEMBER 1,
                                            1994          1995         1996          1995            1996
                                        ------------  ------------  -----------  -------------  ---------------
                                                                                          (UNAUDITED)
Canada................................         9.6%          6.5%         8.9%         11.5%           12.7%
Elsewhere.............................         5.1          10.2         10.5           6.3             9.0
                                               ---           ---          ---           ---             ---
                                              14.7%         16.7%        19.4%         17.8%           21.7%
                                               ---           ---          ---           ---             ---
                                               ---           ---          ---           ---             ---

    OTHER FOREIGN PRODUCTION: In addition to the manufacturing done by the Korean subsidiary, the Company has subcontracting agreements for the purchase of finished assemblies from certain manufacturers in China and Thailand in amounts approximating $1,335,000, $5,314,000, and $9,941,000 for the years ended May 29, 1994, May 28, 1995, and June 2, 1996, respectively, and $1,220,000 and
$2,289,000 for the three months ended August 27, 1995, and September 1, 1996, respectively.

NOTE 10. OTHER RECEIVABLE

    At May 28, 1995, June 2, 1996, the Company has a receivable in the amount of $196,677, net of a $65,000 allowance, due from a customer for whom payment is delinquent. The Company has filed suit and is pursuing collection in this matter. The receivable has been classified as a long-term asset since the Company is uncertain as to when the receivable will be collected.

NOTE 11. MAJOR CUSTOMER

    The Company has a major customer which accounted for more than 10 percent of net sales for the year ended June 2, 1996 and the three months ended September 1, 1996:

                                                FOR THE YEARS ENDED                 FOR THREE MONTHS ENDED
                                      ----------------------------------------  -------------------------------
                                         MAY 29,       MAY 28,       JUNE 2,      AUGUST 27,     SEPTEMBER 1,
                                          1994           1995         1996           1995            1996
                                      -------------  ------------  -----------  --------------  ---------------
                                                                                          (UNAUDITED)
Sales Percentage                             9.4%           8.8%        11.0%          9.5%            11.9%
Accounts Receivable Percentage               4.8%          10.2%        14.8%          9.4%            10.0%

NOTE 12. SUBSEQUENT EVENTS (UNAUDITED)

    PUBLIC OFFERING: On October 23, 1996, the Company signed a letter of intent with an investment banker to undertake a public offering of 1,800,000 shares of common stock at a price based on market conditions at the time of effectiveness. The letter of intent includes an overallotment option to sell an additional 270,000 shares and entitles the underwriters to purchase from the Company for $100 warrants for the purchase of up to 144,900 shares of the Company's common stock. These warrants will expire five years from the effective date of the Registration Statement and are exercisable at 120 percent of the public offering price. The Company plans to use the proceeds from this offering to repay funds advanced under its credit facilities, repayment of long term debt, upgrade manufacturing and management information capabilities and for general corporate purposes, including working capital.

                        AULT INCORPORATED AND SUBSIDIARY

NOTE 12. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    STOCK OPTIONS: On October 1, 1996, the shareholders approved an amendment to the Company's Stock Option Plan reserving an additional 100,000 shares of its common stock for issuance upon exercise of options under the plan.

    In addition, effective October 1, 1996, the Board of Directors granted options to purchase 125,000 shares of common stock under the Stock Option Plan and granted options to purchase 6,000 shares to non-employee directors which were not issued pursuant to the Stock Option Plan.


    FINANCING ARRANGEMENT: On September 1, 1996, the Company amended its U.S. credit facility agreement to reduce the interest rate on advances to 0.75 percent above the bank's base rate.

[Photo on center of page depicts exterior and interior view of Ault's switching power supply]


    Ault's wide range switching power supply from the size 7 product family which is used to power high speed modems, bar code scanners and small network servers.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Business..................................................................   22
Management................................................................   36
Principal Stockholders....................................................   38
Description of Capital Stock..............................................   39
Underwriting..............................................................   42
Legal Matters.............................................................   43
Experts...................................................................   43
Available Information.....................................................   43
Incorporation of Certain Documents by Reference...........................   44
Consolidated Financial Statements.........................................  F-1


                                1,800,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                ----------------
                              P R O S P E C T U S
                              -------------------
                              PRINCIPAL FINANCIAL
                                SECURITIES, INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED
                                          , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following fees and expenses will be paid by the Company in connection with issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All of such expenses, except for the SEC, NASD and NASDAQ fees are estimated.

SEC registration fee..............................................  $   6,120
NASD filing fee...................................................  $   2,519
Nasdaq listing fee................................................  $  33,156
Legal fees and expenses...........................................  $   *
Accounting fees and expenses......................................  $   *
Blue Sky fees and expenses........................................  $   *
Transfer agent and registrar fees.................................  $   *
Printing expenses.................................................  $   *
Miscellaneous expenses............................................  $   *
                                                                    ---------
      TOTAL.......................................................  $
                                                                    ---------
                                                                    ---------

------------------------

*  To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. a decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent permitted by Minnesota law as it may be amended from time to time.

    As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

ITEM 16. EXHIBITS


 EXHIBIT
   NO.                                 DESCRIPTION
----------   ----------------------------------------------------------------
   1.1   *   Form of Underwriting Agreement

   1.2   *   Form of Agreement Among Underwriters

   3.1       Restated Articles of Incorporation, as amended, incorporated by reference from Exhibit 3(A) of the Registrant's Form 10-K for the fiscal year ended May 29, 1988.

   3.2       Bylaws, as amended, incorporated by reference from Exhibit 3(B)
              of the Registrant's Registration Statement No. 2-85224 filed on
              July 18, 1983.

   4.1       Rights Agreement incorporated by reference from the Registrant's
              Form 8-K filed on March 1, 1996.

   5.1   *   Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company

  10.1       Management Incentive Compensation Plan incorporated by reference from Exhibit 10(B) of the Registrant's Registration Statement
              No. 2-85224 filed on July 18, 1983.

  10.2       1986 Employee Stock Option Plan incorporated by reference from
              Exhibit 10(C) of the Registrant's Form 10-K for the fiscal year ended May 31, 1987.

  10.3       10-Year Building Lease Contract incorporated by reference from
              Exhibit 10(E) of the Registrant's Form 10-K for the fiscal year ended May 28, 1989.

  10.4       Financing Agreement on Credit Facility, incorporated by
              reference from Exhibit 10(F) of the Registrant's Form 10-K for the fiscal year ended May 28, 1995.

  10.5       First and Second Amendments to financing agreement on credit facility incorporated by reference from Exhibit 10(G) of the Registrant's Form 10-K for the fiscal year ended June 2, 1996.

  10.6       Employee Stock Purchase Plan incorporated by reference from the
              Registrant's Form S-8 Registration Statement (Commission File
              No. 333-4609) filed on May 24, 1996.

  21         Subsidiary of Registrant, incorporated by reference from Exhibit
              22 to the Registrant's Form 10-K for the fiscal year ended May
              31, 1995.

  24.1       Consent of McGladrey & Pullen, LLP

  24.2       Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1 to the Registration Statement)

  25         Powers of Attorney (included on the signature page of the
              Registration Statement as filed on October 28, 1996).


------------------------


*  To be filed by subsequent amendment

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 5th day of November, 1996.


                                        AULT INCORPORATED
                                        BY:       /s/ FREDERICK M. GREEN
                                        ----------------------------------------

                                                   Frederick M. Green,
                                               PRESIDENT, CEO AND DIRECTOR


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on November 5, 1996.



                SIGNATURE                              TITLE
-----------------------------------------  -----------------------------

         /s/ FREDERICK M. GREEN
    --------------------------------       President, Chief Executive
           Frederick M. Green                Officer and Director

         /s/ CARLOS S. MONTAGUE            Vice President, Chief
    --------------------------------         Financial Officer and
           Carlos S. Montague                Assistant Secretary

         /s/ JAMES M. DUDDLESTON
    --------------------------------       Director
           James M. Duddleston
                                                                          By:              /S/ FREDERICK M. GREEN
                                                                                        ---------------------------
         /s/ DELBERT W. JOHNSON                                                             Frederick M. Green,
    --------------------------------       Director                                      President, Chief Executive
           Delbert W. Johnson                                                             Officer and Director and
                                                                                            as Attorney-in-Fact
          /s/ JOHN G. KASSAKIAN
    --------------------------------       Director
            John G. Kassakian

           /s/ EDWARD C. LUND
    --------------------------------       Director
             Edward C. Lund

        /s/ ERIC G. MITCHELL, JR.
    --------------------------------       Director
          Eric G. Mitchell, Jr.

    --------------------------------       Director
            Matthew A. Sutton

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                             DESCRIPTION                           PAGE
----------   ------------------------------------------------------------  ----
       24.1  Consent of McGladrey & Pullen, LLP..........................